First Quarter 2013 Earnings Release

BMO Financial Group Reports Strong Net Income for the First Quarter of 2013

Financial Results Highlights:

First Quarter 2013 Compared with First Quarter 2012:

—	Net income of $1,048 million, down 5%; adjusted net income[1] of $1,041 million, up 7%

—	EPS[2] of $1.53, down 6%; adjusted EPS[1,2] of $1.52, up 7%

—	ROE of 14.9%, compared with 17.2%; adjusted ROE[1] of 14.8%, compared with 15.0%

—	Provisions for credit losses of $178 million, compared with $141 million; adjusted provisions for credit losses[1] of $96 million, compared with $91 million

—	Basel III Common Equity Ratio is strong at 9.4%

—	Dividend Increased by $0.02 or 3% to $0.74 per Common Share

Toronto, February 26, 2013 – For the first quarter ended January 31, 2013, BMO Financial Group reported net income of $1,048 million or $1.53 per share on a reported basis and net income of $1,041 million or $1.52 per share on an adjusted basis.

“BMO had a strong first quarter, with momentum in each of our businesses and a strong capital position. Looking ahead, we are well-positioned to leverage our North American platform and deliver sustained earnings growth,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Adjusted net income was over $1 billion for the third consecutive quarter.

“With our U.S. retail platform consolidated under the BMO Harris Bank brand – supported by our largest U.S. advertising campaign to date – P&C U.S. posted good net income growth and good total loan growth.

“In the quarter, we demonstrated continued momentum in commercial banking on both sides of the border. Commercial banking is an important contributor to the performance of the bank, positioning us well in an environment of business expansion.

“As we look ahead to the rest of the year, we will continue our focus on delivering industry-leading customer experience, helping businesses expand and customers control their financial lives – allowing them to make better decisions with better information and have confidence in the choices they make. At the same time, we will maintain prudent risk management and improve efficiency,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a second quarter 2013 dividend of $0.74 per common share, up $0.02 per share from the preceding quarter and equivalent to an annual dividend of $2.96 per common share. The increase in our dividend reflects our strong capital position and the success of our business strategies.

Our complete First Quarter 2013 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2013, is available online at www.bmo.com/investorrelations and at www.sedar.com.

1	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from first quarter 2013 results in the determination of adjusted results totalled net income of $7 million after tax, comprised of a $79 million after tax net benefit of credit-related items in respect of the acquired Marshall & Ilsley Corporation (M&I) performing loan portfolio; costs of $92 million ($57 million after tax) for the integration of the acquired business; a benefit on run-off structured credit activities of $7 million before and after tax; and a $31 million ($22 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
2	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Operating Segment Overview

Commencing in the first quarter of 2013, we changed the way in which we evaluate our operating segments to reflect the provisions for credit losses on an actual credit loss basis. The change in allocation methodology enhances the assessment of performance against our peer group. Previously, we had charged the groups with credit losses based on an expected loss provisioning methodology whereby Corporate Services was charged (or credited) with differences between the periodic provisions for credit losses charged to the operating group segments under our expected loss provisioning methodology and the periodic provisions required under GAAP. Prior period results have been restated accordingly. Provisions for the purchased performing and purchased credit impaired loan portfolios continue to be evaluated and reported in Corporate Services.

P&C Canada

Net income was $458 million, up $17 million or 4% from a year ago. Results reflect the combination of good volume growth across most products and the impact of lower net interest margin, together with lower provisions for credit losses. There was year-over-year loan growth of 9% and deposit growth of 4%. Expenses were up modestly, with growth of 1% reflecting good expense management as we continue to invest in our business.

We are focused on making money make sense for our customers, offering simplified products and exceptional customer service. Customers have more options than ever as to how to bank with BMO. We expanded our network by opening or upgrading nine locations this quarter and have continued to invest in our online and mobile banking services. These investments in online and mobile capabilities are making a difference as increasing numbers of customers are using technologies such as eStatements, email and text alerts, online appointment booking and Mobile Paypass. We continue to have top-tier performance in customer loyalty, as measured by the net promoter score.

Personal banking continues to see momentum and improved sales force productivity. We are leveraging the success of our home financing campaigns and offering products that fit the needs of our customers. The average number of products held by our customers continues to grow, as we develop stronger relationships with our current customers and attract new ones. In the quarter, we enhanced our Smart Saver Account by paying interest on every dollar of savings with no minimum required, providing our customers with a competitive offer and an easy to understand product. We also introduced a compelling Tax Free Savings Account offer which is generating strong early results.

In commercial banking, our sales force is focused on offering solutions, advice and integrated products and services suited to the needs of our diverse commercial customer base. Our award-winning Online Banking for Business platform helps customers manage their businesses more effectively. Customers continue to recognize us with top-tier customer loyalty, as measured by commercial net promoter score. With our ongoing success in these areas, we continue to rank #2 in Canadian business banking loan market share for small and medium-size loans.

P&C U.S. (all amounts in US$)

Net income of $183 million increased $26 million or 17% from $157 million in the first quarter a year ago. Adjusted net income was $197 million, up $23 million or 13% from a year ago due to the benefit of reduced expenses and lower provisions for credit losses. Revenue was 3% lower as higher gains on the sale of newly originated mortgages and increased commercial lending fees were more than offset by the effect of lower net interest margin, a decline in securities gains and lower deposit fees.

Relative to the fourth quarter of 2012, net income increased 30% and adjusted net income increased 25%. There was quarter-over-quarter growth in average loans as growth in the core commercial and industrial loan portfolio remains strong. This portfolio has increased $3.3 billion or 18% from a year ago with continued quarterly sequential growth.

We added 131 new commercial relationships during the quarter and continue to look for expansion opportunities into new geographic areas and specialties that align with our growth strategy. Additionally, we added a seasoned team of bankers and launched a franchise finance specialty lending group with the expectation of capturing a portion of this growing sector of the U.S. economy.

During the quarter, we were awarded 16 competitive Affordable Housing Program projects by the Federal Home Loan Bank of Chicago (FHLBC). These projects allow us to support our communities through the development of affordable housing, and also provide us with opportunities to cross-sell our products and services. We were also awarded the FHLBC 2012 Community First Partnership Award in conjunction with the DuPage County Habitat for Humanity. This award recognizes outstanding achievement in affordable housing and community economic development between partnering FHLBC member institutions and non-profit organizations.

Private Client Group

Net income was $163 million, up $59 million or 56% from a year ago. Adjusted net income was $169 million, up $60 million or 54% from a year ago. Adjusted net income in Private Client Group (PCG), excluding Insurance, was $105 million, up $8 million or 8% from a year ago. Results reflect higher revenue, driven by growth in client assets, and focused cost management. The prior year’s results benefited from higher than usual asset management revenue from a strategic investment. Adjusted net income in Insurance was $64 million, up $52 million, as revenues improved significantly due to the reduced impact of movements in long-term interest rates in the current quarter relative to a year ago and continued premiums growth in both creditor and life insurance businesses.

Assets under management and administration grew by $44 billion or 10% from a year ago to $479 billion, due to market appreciation and new client assets.

In late January, we completed the acquisition of a Hong Kong and Singapore-based wealth management services provider. Operating as BMO Private Bank in Asia, this acquisition will provide private banking services to high net worth individuals in the Asia-Pacific region, and supports BMO’s plans to create a truly global service for wealthy individuals looking to manage their Asian and North American investments.

BMO InvestorLine was named the top bank-owned online brokerage firm in Canada for the second consecutive year in the

BMO Financial Group First Quarter Report 2013 • 1

14th annual Globe and Mail ranking of online brokers. BMO InvestorLine ranked among the top three leading online brokerages in Canada.

BMO Global Asset Management U.S. received three Wall Street Journal Category King rankings. Its BMO TCH Corporate Income Fund and BMO TCH Core Plus Bond Fund ranked in the top ten in terms of one-year performance in 2012 out of more than 600 funds and its BMO Intermediate Tax-free Fund’s one-year performance in 2012 ranked in the top ten out of nearly 400 funds.

BMO Capital Markets

Net income for the current quarter was a very strong $310 million, up $86 million or 38% from a year ago. This performance was supported by our strategy of continuing to operate with a diversified portfolio of businesses and a strong client focus. These factors, coupled with an improving economic outlook, resulted in very good revenue performance in both the investment and corporate banking businesses, as well as the trading products business. In particular, there was good growth in mergers and acquisition activity and higher debt underwriting fees across our North American platform, as well as increases in trading revenue. Revenue increased $129 million or 17% from a year ago to $904 million.

Demonstrating our success at focusing on core clients, during the quarter BMO Capital Markets was named 2012 Best Equity House, Canada in International Financing Review, a Thomson Reuters publication. This award is a testament to our ability to develop innovative solutions for our clients’ most complex problems, while executing at a consistently high standard.

BMO Capital Markets participated in 169 new issues in the quarter including 55 corporate debt deals, 48 government debt deals, 58 common equity transactions and eight issues of preferred shares, raising $57 billion.

Corporate Services

Corporate Services net loss for the quarter was $65 million, compared with net income of $181 million a year ago. The decrease in reported results was significantly larger than the decrease in adjusted results. The difference was primarily due to high revenues from run-off structured credit activities in reported results a year ago. On an adjusted basis, the net loss was $94 million, compared with net income of $20 million a year ago. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Adjusted expenses were $80 million higher primarily due to increased benefit costs including pension costs, the timing of technology investment spending and higher severance costs in the current quarter. Adjusted recoveries of credit losses decreased $72 million to a recovery of $51 million, due to an $83 million reduction in the recoveries on the M&I purchased credit impaired loan portfolio. Adjusted revenues decreased $58 million due to lower securities gains, a higher taxable equivalent basis (teb) group offset in the current quarter and lower revenue from a variety of items, including treasury-related items, none of which were individually significant.

Adjusted Net Income

Adjusted net income was $1,041 million for the first quarter of 2013, up $69 million or 7% from a year ago. Adjusted earnings per share were $1.52, up 7% from $1.42 a year ago.

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. Items excluded from first quarter 2013 results in the determination of adjusted results totalled $7 million of net income or $0.01 per share and were comprised of:

—

the $79 million after-tax net benefit for credit-related items in respect of the acquired M&I performing loan portfolio, consisting of $210 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $65 million for the release of the credit mark related to early repayment of loans), net of an $82 million specific provision for credit losses and related income taxes of $49 million. These credit-related items in respect of the acquired M&I performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the acquired M&I performing loan portfolio;

—

costs of $92 million ($57 million after tax) for integration of the acquired business including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs related to rebranding activities;

—

the $7 million before and after tax benefit from run-off structured credit activities (our credit protection vehicle and structured investment vehicle). These vehicles are consolidated on our balance sheet and results primarily reflect valuation changes associated with these activities that have been included in trading revenue; and

—	the amortization of acquisition-related intangible assets of $31 million ($22 million after tax).

All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups.

The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements that follows.

The foregoing sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

2 • BMO Financial Group First Quarter Report 2013

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of February 26, 2013. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS, unless indicated otherwise. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2013, as well as the audited consolidated financial statements for the year ended October 31, 2012, and Management’s Discussion and Analysis for fiscal 2012. The material that precedes this section comprises part of this MD&A.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Summary Data – Reported	Table 1

(Unaudited) (Canadian $ in millions, except as noted)	Q1-2013	Q1-2012	% Increase (Decrease) vs Q1-2012	Q4-2012	% Increase (Decrease) vs Q4-2012
Summary Income Statement
Net interest income	2,216	2,318	(4)	2,145	3
Non-interest revenue	1,865	1,799	4	2,031	(8)
Revenue	4,081	4,117	(1)	4,176	(2)
Specific provision for credit losses	178	122	46	216	(18)
Collective provision for (recovery of) credit losses	-	19	(100)	(24)	100
Total provision for credit losses	178	141	26	192	(8)
Non-interest expense	2,590	2,554	1	2,701	(4)
Provision for income taxes	265	313	(15)	201	32
Net income	1,048	1,109	(5)	1,082	(3)
Attributable to bank shareholders	1,030	1,090	(6)	1,064	(3)
Attributable to non-controlling interest in subsidiaries	18	19	(4)	18	-
Net income	1,048	1,109	(5)	1,082	(3)
Common Share Data ($ except as noted)
Earnings per share	1.53	1.63	(6)	1.59	(4)
Dividends declared per share	0.72	0.70	3	0.72	-
Book value per share	40.87	37.85	8	40.25	2
Closing share price	62.99	58.29	8	59.02	7
Total market value of common shares ($ billions)	41.1	37.3	10	38.4	7
Dividend yield (%)	4.6	4.8	nm	4.9	nm
Price-to-earnings ratio (times)	10.4	11.3	nm	9.6	nm
Market-to-book value (times)	1.5	1.5	nm	1.5	nm
Financial Measures and Ratios (%)
Return on equity	14.9	17.2	(2.3)	15.6	(0.7)
Efficiency ratio	63.5	62.0	1.5	64.7	(1.2)
Operating leverage	(2.3)	(5.4)	nm	(1.7)	nm
Net interest margin on earning assets	1.85	2.05	(0.20)	1.83	0.02
Effective tax rate	20.2	22.0	(1.8)	15.7	4.5
Return on average assets	0.74	0.81	(0.07)	0.77	(0.03)
Provision for credit losses-to-average loans and acceptances (annualized)	0.28	0.23	0.05	0.31	(0.03)
Gross impaired loans and acceptances-to-equity and allowance for credit losses	8.98	8.74	0.24	9.30	(0.32)
Value Measures (% except as noted)
Average annual three year total shareholder return	11.8	27.2	(15.4)	10.8	1.0
Twelve month total shareholder return	13.5	5.7	7.8	5.2	8.3
Net economic profit ($ millions)	318	434	(27)	361	(12)
Balance Sheet (as at $billions)
Assets	542	538	1	525	3
Net loans and acceptances	259	242	7	254	2
Deposits	351	317	11	324	8
Common shareholders’ equity	26.6	24.2	10	26.2	2
Cash and securities-to-total assets ratio (%)	30.6	32.2	(1.6)	29.4	1.2
Capital Ratios (%)	Basel III	Basel II		Basel II
Common Equity Tier 1 Capital Ratio	9.4	9.7	nm	10.5	nm
Tier 1 Capital Ratio	11.1	11.7	nm	12.6	nm
Total Capital ratio	13.4	14.6	nm	14.9	nm
Net Income by Operating Group
Personal and Commercial Banking	640	600	7	582	10
P&C Canada	458	441	4	442	3
P&C U.S.	182	159	15	140	31
Private Client Group	163	104	56	164	-
BMO Capital Markets	310	224	38	314	(2)
Corporate Services, including Technology and Operations (T&O)	(65)	181	(+100)	22	(+100)
BMO Financial Group net income	1,048	1,109	(5)	1,082	(3)

nm – not meaningful

BMO Financial Group First Quarter Report 2013 • 3

Summary Data – Adjusted (1)	Table 2

(Unaudited) (Canadian $ in millions, except as noted)	Q1-2013	Q1-2012	% Increase (Decrease) vs Q1-2012	Q4-2012	% Increase (Decrease) vs Q4-2012
Summary Income Statement
Adjusted net interest income	2,004	2,092	(4)	1,956	2
Adjusted non-interest revenue	1,857	1,651	13	1,964	(5)
Adjusted revenue	3,861	3,743	3	3,920	(2)
Adjusted specific provision and adjusted total provision for credit losses	96	91	5	113	(16)
Adjusted non-interest expense	2,464	2,378	4	2,436	1
Adjusted provision for income taxes	260	302	(14)	246	5
Adjusted net income	1,041	972	7	1,125	(7)
Attributable to bank shareholders	1,023	953	7	1,107	(8)
Attributable to non-controlling interest in subsidiaries	18	19	(4)	18	-
Adjusted net income	1,041	972	7	1,125	(7)
Common Share Data ($)
Adjusted earnings per share	1.52	1.42	7	1.65	(8)
Financial Measures and Ratios (%)
Adjusted return on equity	14.8	15.0	(0.2)	16.3	(1.5)
Adjusted efficiency ratio	63.8	63.5	0.3	62.2	1.6
Adjusted operating leverage	(0.4)	(7.6)	nm	2.7	nm
Adjusted net interest margin on earning assets	1.67	1.85	(0.18)	1.67	-
Adjusted effective tax rate	19.9	23.7	(3.8)	17.9	2.0
Adjusted provision for credit losses-to-average loans and acceptances (annualized)	0.16	0.17	(0.01)	0.20	(0.04)
Adjusted net income by operating group
Personal and Commercial Banking	656	619	6	600	9
P&C Canada	461	443	4	444	3
P&C U.S.	195	176	11	156	26
Private Client Group	169	109	54	169	-
BMO Capital Markets	310	224	38	315	(2)
Corporate Services, including T&O	(94)	20	(+100)	41	(+100)
BMO Financial Group adjusted net income	1,041	972	7	1,125	(7)

(1)	The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended January 31, 2013, and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at January 31, 2013, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

  Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of BMO in reasonable detail; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the consolidated financial statements.

  Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  There were no changes in our internal control over financial reporting during the quarter ended January 31, 2013, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

  As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

  A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2012 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

4 • BMO Financial Group First Quarter Report 2013

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

  The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

  We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

  Our first quarter 2013 regulatory capital, risk-weighted assets and regulatory capital ratios have been calculated pursuant to the Capital Adequacy Requirement (CAR) Guideline released by the Office of the Superintendent of Financial Institutions (OSFI) in December 2012 to implement the Basel III Accord in Canada. When calculating the pro-forma impact of Basel III on our regulatory capital, risk-weighted assets (including Counterparty Credit Risk and Market Risk) and regulatory capital ratios in prior periods, we assumed that our interpretation of OSFI’s draft implementation guideline of rules and amendments announced by the Basel Committee on Banking Supervision (BCBS), and our models used to assess those requirements, were consistent with the final requirements that would be promulgated by OSFI. We also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios would be adopted by OSFI as proposed by BCBS, unless OSFI had expressly advised otherwise. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the relevant pro-forma calculations. We have not recalculated our pro-forma Basel III regulatory capital, risk-weighted assets or capital ratios based on the CAR Guideline and references to Basel III pro-forma items referred to these items as previously estimated. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

  Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of the structured investment vehicle were material factors we considered when establishing our expectations regarding the structured investment vehicle discussed in this interim MD&A, including the adequacy of first-loss protection. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicle, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.

  Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which BMO has entered.

  Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Outlook and Review section of this interim MD&A.

BMO Financial Group First Quarter Report 2013 • 5

Economic Outlook and Review

The Canadian economy continues to grow modestly, held back by a strong Canadian dollar, elevated household debt and fiscal restraint. In addition, activity in the housing market has slowed in response to tighter mortgage rules and reduced affordability in some regions. Although consumer spending and the housing market are expected to grow moderately in 2013, economic growth should improve in the second half of the year in response to a pickup in global demand. Moreover, business investment should strengthen amid elevated commodity prices and low commercial real estate vacancy rates, extending a recent upturn in business loan growth. The major resource-producing provinces of Newfoundland & Labrador, Alberta and Saskatchewan should lead the economic expansion. The unemployment rate is expected to remain near 7% in 2013 and inflation should stay below 2%. The Canadian dollar is expected to trade close to parity with the U.S. dollar, encouraging the central bank to hold overnight rates at 1% for a third consecutive year.

The U.S. economy is gradually improving. Although real GDP stalled in the latter part of 2012, this weakness was primarily due to a decline in defence spending and a drawdown in business inventories due to Hurricane Sandy. Meantime, strong gains in business spending and residential construction, as well as a pickup in consumer spending, indicate good momentum in domestic demand. However, tighter fiscal policy will likely restrain the expansion in 2013. Although lawmakers averted most of the tax increases that were scheduled to take effect on January 1, 2013, increases in payroll taxes and higher rates on upper-income earners will likely dampen household spending. In addition, widespread cutbacks in federal spending are scheduled to take effect this year, and political uncertainty related to government funding could temper business spending and hiring. However, assuming a resolution of the political issues, business investment and job growth should subsequently strengthen. Together with improved household finances and pent-up demand for housing and motor vehicles, this should encourage stronger economic growth in the second half of the year and reduce the unemployment rate to a five-year low of 7.5%. Despite the improving economy, the Federal Reserve will likely maintain a near-zero interest-rate policy for a fifth consecutive year, and continue to purchase debt securities for some time to come.

The U.S. Midwest economy is growing at a comparable rate to the rest of the country despite a restrictive fiscal policy, supported by rising automotive production. The economy is expected to gain momentum this year as the housing recovery strengthens, the manufacturing industry benefits from a pickup in global demand and the agricultural industry rebounds from a drought-ravaged year.

This Economic Outlook and Review section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the first quarter of 2012 by the weakening of the U.S. dollar, and were increased by a strengthening of the U.S. dollar relative to the fourth quarter of 2012. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, decreased by 1.8% from a year ago and increased by 0.6% from the average of the fourth quarter. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results	Table 3

(Canadian $ in millions, except as noted)	Q1-2013
	vs Q1-2012	vs Q4-2012
Canadian/U.S. dollar exchange rate (average)
Current period	0.9953	0.9953
Prior period	1.0133	0.9894

Effects on reported results

Increased (decreased) net interest income	(16)	5
Increased (decreased) non-interest revenue	(10)	3
Increased (decreased) revenues	(26)	8
Decreased (increased) expenses	17	(6)
Decreased (increased) provision for credit losses	1	-
Decreased (increased) income taxes	-	-
Increased (decreased) net income	(8)	2

Effects on adjusted results
Increased (decreased) net interest income	(13)	4
Increased (decreased) non-interest revenues	(9)	3
Increased (decreased) revenues	(22)	7
Decreased (increased) expenses	15	(5)
Decreased (increased) provision for credit losses	(1)	-
Decreased (increased) income taxes	-	-
Increased (decreased) adjusted net income	(8)	2

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

6 • BMO Financial Group First Quarter Report 2013

Other Value Measures

BMO’s average annual total shareholder return for the three-year period ended January 31, 2013, was 11.8%.

Net economic profit (NEP) was $318 million, compared with $361 million in the fourth quarter and $434 million in the first quarter of 2012. Adjusted NEP was $289 million, compared with $380 million in the fourth quarter and $273 million in the first quarter of 2012. Changes in adjusted NEP relative to the first quarter of 2012 were attributable to the combination of increased capital and increased earnings. NEP of $318 million represents the net income that is attributable to shareholders ($1,030 million), less preferred share dividends ($33 million), plus the after-tax amortization of intangible assets ($22 million), net of a charge for capital ($701 million), and is considered an effective measure of added economic value. Adjusted NEP is calculated in the same manner using adjusted net income rather than reported net income and excluding the addition of the amortization of intangible assets.

NEP and adjusted NEP are non-GAAP measures. Please see the Non-GAAP Measures section for a discussion on the use and limitations of non-GAAP measures.

Net Income

Q1 2013 vs Q1 2012

Net income was $1,048 million for the first quarter of 2013, down $61 million or 5% from a year ago. Earnings per share were $1.53, down 6% from $1.63 a year ago.

Adjusted net income was $1,041 million, up $69 million or 7% from a year ago. Adjusted earnings per share were $1.52, up 7% from $1.42 a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

On an adjusted basis, revenues increased by more than expenses, with particularly strong growth in non-interest revenue. BMO Capital Markets adjusted net income was significantly higher due to more favourable market conditions that contributed to strong investment banking and trading revenues. Private Client Group (PCG) results also increased significantly due to improvements in its Insurance results and growth in client assets. P&C U.S. adjusted net income improved from a year ago due to the benefits of reduced expenses and lower provisions for credit losses. P&C Canada’s results were higher due to reduced provisions for credit losses and increased volumes across most products, offset in part by lower net interest margin. Corporate Services adjusted results were worse than a year ago, due to a lower recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, higher expenses and lower revenues. BMO’s results benefited from a lower effective tax rate.

Q1 2013 vs Q4 2012

Net income decreased $34 million or 3% from the fourth quarter and earnings per share decreased $0.06 or 4%. Adjusted net income decreased $84 million or 7% and adjusted earnings per share decreased $0.13 or 8%.

Results in the current quarter were lower relative to the fourth quarter due to the $73 million cost of performance-based compensation in respect of employees that are eligible to retire that is expensed in the first quarter of each year, as well as increased employee benefits costs, which are typically higher in the first quarter of the year. On an adjusted basis, there was significant growth in P&C U.S. and more modest growth in P&C Canada, while results in PCG were unchanged. BMO Capital Markets net income was slightly lower due to a higher income tax recovery in the preceding quarter. Corporate Services adjusted results decreased due to lower revenue from a variety of items, including treasury-related items, none of which were individually significant. In addition, there were less favourable recoveries of credit losses, as discussed above, and increased expenses, including higher benefit costs and higher performance-based compensation in respect of employees eligible to retire, which are both typically higher in the first quarter of each year.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2013 • 7

Revenue

Total revenue decreased $36 million or 1% from the first quarter a year ago to $4,081 million. Adjusted revenue increased $118 million or 3% to $3,861 million. There was strong growth in BMO Capital Markets, as favourable market conditions generated strong investment banking and trading results, and in PCG due largely to higher Insurance results as well as growth in client assets. P&C Canada revenues were unchanged, reflecting the combination of increases in volumes across most products and lower net interest margin. P&C U.S. revenues decreased due to reductions in net interest margin, securities gains and deposit fees, partially offset by increases in gains on sale of newly originated mortgages and commercial lending fees. Corporate Services’ adjusted revenues also decreased, due to reduced securities gains, a higher teb group offset in the current quarter and lower revenue from a variety of items, including treasury-related items, none of which were individually significant. The weaker U.S. dollar decreased adjusted revenue growth by $22 million or 1%.

Revenue decreased $95 million or 2% from the fourth quarter. Adjusted revenue decreased $59 million or 2%. There was modest growth across all the operating groups with the exception of PCG, where revenue growth in wealth businesses was more than offset by reduced Insurance revenue. There was reduced revenue in Corporate Services, due primarily to lower revenue from a variety of items, as discussed above. The stronger U.S. dollar increased adjusted revenue growth by $7 million.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

This section contains adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Net Interest Income

Net interest income decreased $102 million or 4% from a year ago to $2,216 million in the first quarter of 2013. Reported net interest income includes amounts for the recognition of a portion of the credit mark on the M&I purchased performing loan portfolio. Adjusted net interest income decreased $88 million or 4% to $2,004 million. On an adjusted basis, there were reductions in PCG, P&C U.S., P&C Canada and Corporate Services, with an increase in BMO Capital Markets.

BMO’s overall net interest margin decreased by 20 basis points year over year to 1.85%. Adjusted net interest margin decreased by 18 basis points to 1.67% with decreases in each of the operating groups. Changes are discussed in the Review of Operating Groups’ Performance section.

Average earning assets in the first quarter of 2013 increased $26 billion or 6% relative to a year ago, including a $3 billion decrease as a result of the weaker U.S. dollar. There was growth in each operating group. The major increases were in BMO Capital Markets, due to increased trading securities as a result of investment opportunities, and P&C Canada, driven by volume growth across most products.

Relative to the fourth quarter, net interest income increased $71 million or 3%. Adjusted net interest income increased $48 million or 2%. There was a strong increase in BMO Capital Markets due to a charge on the termination of a contract in the U.S. business in the previous quarter, as well as increases in PCG, P&C Canada and P&C U.S.

BMO’s overall net interest margin and adjusted net interest margin were relatively unchanged from the fourth quarter. On an adjusted basis, decreases in the P&C businesses were offset by increases in PCG and BMO Capital Markets.

Average earning assets increased $9 billion or 2% from the fourth quarter, including a $1 billion increase as a result of the stronger U.S. dollar. There was good growth across each of the operating groups.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Adjusted Net Interest Margin on Earning Assets (teb)*	Table 4

(In basis points)	Q1-2013	Q1-2012	Increase (Decrease) vs Q1-2012	Q4-2012	Increase (Decrease) vs Q4-2012
P&C Canada	265	292	(27)	268	(3)
P&C U.S.	421	447	(26)	430	(9)
Personal and Commercial Banking	305	334	(29)	310	(5)
Private Client Group	290	383	(93)	285	5
BMO Capital Markets	59	62	(3)	55	4
Corporate Services, including T&O**	nm	nm	nm	nm	nm
Total BMO adjusted net interest margin (1)	167	185	(18)	167	-
Total BMO reported net interest margin	185	205	(20)	183	2
Total Canadian Retail (reported and adjusted)***	265	292	(27)	267	(2)

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

8 • BMO Financial Group First Quarter Report 2013

Non-Interest Revenue

Non-interest revenue increased $66 million or 4% from the first quarter a year ago to $1,865 million. Adjusting items in non-interest revenue relate to the run-off of structured credit activities, which are reflected in trading revenues. Adjusted non-interest revenue increased $206 million or 13% to $1,857 million. There was a significant improvement in underwriting and advisory fees, primarily mergers and acquisitions and debt underwriting fees. Insurance revenues also improved significantly, due to the reduced impact of movements in long-term interest rates in the current quarter relative to a year ago and business growth. There was good growth in mutual fund revenues and lending fees, with more modest increases in card services and adjusted trading revenues.

Relative to the fourth quarter, non-interest revenue decreased $166 million or 8%, and adjusted non-interest revenue decreased $107 million or 5%. Insurance revenues were lower, and there were also decreases in securities gains and adjusted trading revenues. Other revenue was down from the higher level in the fourth quarter. The above reductions were partly offset by a large increase in underwriting and advisory fees, primarily mergers and acquisitions and debt underwriting fees, as well as improved mutual fund revenues and lending fees.

Non-interest revenue is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Non-Interest Expense

Non-interest expense increased $36 million or 1% from the first quarter a year ago to $2,590 million. Adjusted non-interest expense increased $86 million or 4% to $2,464 million mainly due to higher employee costs and increased performance-based compensation, given improved revenue. The weaker U.S. dollar decreased adjusted expense growth by $15 million or 1%.

Relative to the fourth quarter, non-interest expense decreased $111 million or 4%. Adjusted non-interest expense increased $28 million or 1%. Adjusted expense includes $73 million of performance-based compensation in respect of employees that are eligible to retire, which is expensed each year in the first quarter, and increased employee benefits costs, which are typically higher in the first quarter of the year. The above were mostly offset by continued cost management initiatives. The stronger U.S. dollar increased adjusted expense growth by $5 million. The quarter-over-quarter operating leverage on a reported basis was 1.8% and the adjusted operating leverage was negative 2.7%. On a basis that adjusts for the current quarter stock-based compensation mentioned above, the quarter-over-quarter adjusted operating leverage was 0.3%.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2013 • 9

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 75 to 92 of BMO’s 2012 annual MD&A.

Provisions for Credit Losses

In the first quarter of 2013, the provision for credit losses was $178 million and the adjusted provision for credit losses was $96 million. Adjusting items included an $82 million specific provision on the M&I purchased performing loan portfolio. There was no change in the collective allowance for either the M&I purchased performing or other loan portfolios. The adjusted provision for credit losses of $96 million represents an annualized 16 basis points of average net loans and acceptances, compared with $113 million or an annualized 20 basis points in the fourth quarter of 2012 and $91 million or an annualized 17 basis points in the first quarter of 2012. Included in the adjusted specific provision for credit losses is a recovery of $59 million related to the M&I purchased credit impaired loans this quarter, compared with recoveries of $132 million in the fourth quarter of 2012 and $142 million a year ago.

On a geographic basis, specific provisions in Canada and all other countries (excluding the United States) were $128 million in the current quarter, $143 million in the fourth quarter of 2012 and $153 million a year ago. Specific provisions in the United States were $50 million in the current quarter, $73 million in the fourth quarter of 2012 and a $31 million recovery a year ago. On an adjusted basis, there were recoveries in the United States for the comparable periods of $32 million, $30 million and $62 million, respectively.

Commencing in the first quarter of 2013, provisions for credit losses in the operating groups are reported on an actual loss basis, rather than on an expected loss basis. Prior period results have been restated accordingly. Provisions by operating group are outlined in Tables 6 and 13.

The provision for credit losses in P&C Canada and Private Client Group declined quarter over quarter by $18 million and $9 million, respectively. P&C U.S. provisions decreased by $43 million from last quarter to $32 million in the current quarter. In BMO Capital Markets, the provision for credit losses improved quarter over quarter due to higher recoveries of previously written-off amounts. On an adjusted basis, Corporate Services recovery was $51 million compared with a $115 million recovery last quarter, due to the decline in recoveries related to the M&I purchased credit impaired loans.

Provision for Credit Losses	Table 5

(Canadian $ in millions, except as noted)	Q1-2013	Q4-2012	Q1-2012
New specific provisions	418	506	412
Reversals of previously established allowances	(82)	(60)	(67)
Recoveries of loans previously written-off	(158)	(230)	(223)
Specific provision for credit losses	178	216	122
Increase (decrease) in collective allowance	-	(24)	19
Provision for credit losses (PCL)	178	192	141
Adjusted provision for credit losses (1)	96	113	91

PCL as a % of average net loans and acceptances (annualized) (2)	0.28	0.31	0.23
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (2) (3)	0.29	0.39	0.48
Specific PCL as a % of average net loans and acceptances (annualized)	0.28	0.34	0.20
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1)	0.16	0.20	0.17

(1)	Adjusted provision for credit losses excludes provisions related to the M&I purchased performing loan portfolio and changes in the collective allowance.
(2)	Certain ratios for 2012 have been restated to conform to the reclassified balance sheet presentation.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This table contains adjusted results and measures which are Non-GAAP. Please see the Non-GAAP Measures section.

Provision for Credit Losses by Operating Group (1)	Table 6

(Canadian $ in millions, except as noted)	Q1-2013	Q4-2012	Q1-2012
P&C Canada	128	146	155
P&C U.S.	32	75	63
Personal and Commercial Banking	160	221	218
Private Client Group	2	11	5
BMO Capital Markets	(15)	(4)	(9)
Corporate Services, including T&O (2) (3)
Impaired real estate loan portfolio	8	17	19
Purchased Credit Impaired Loans	(59)	(132)	(142)
Adjusted provision for credit losses	96	113	91

Specific provisions on purchased performing loans (3)	82	103	31

Change in collective allowance	-	(24)	19
Provision for credit losses	178	192	141

(1)	Effective Q1–2013, provisions related to the interest on impaired loans are allocated to the operating groups and prior periods have been restated accordingly.
(2)	Corporate Services includes the provision for credit losses in respect of loans transferred from P&C U.S. to Corporate Services in Q3-2011.
(3)	Provisions for the purchased performing and credit impaired loan portfolios are reported under Corporate Services.

This table contains adjusted results or measures which are Non-GAAP. Please see the Non-GAAP Measures section.

10 • BMO Financial Group First Quarter Report 2013

Impaired Loans

Total gross impaired loans, on a basis that excludes the purchased credit impaired loans, were $2,912 million at the end of the current quarter, down from $2,976 million in the fourth quarter of 2012 and up from $2,657 million a year ago. Included in the amount above at the end of the quarter, were $991 million of gross impaired loans related to acquired portfolios, of which $128 million is subject to a loss-sharing agreement that expires in 2015 for commercial loans and in 2020 for retail loans.

Impaired loan formations (excluding the M&I purchased performing loan portfolio) totalled $355 million in the current quarter, down from $428 million in the fourth quarter of 2012 and $392 million a year ago. Impaired loan formations related to the M&I purchased performing loan portfolio were $275 million in the current quarter, compared with $359 million in the fourth quarter of 2012 and $232 million a year ago.

Changes in Gross Impaired Loans and Acceptances (GIL) (1)	Table 7

(Canadian $ in millions, except as noted)	Q1-2013	Q4-2012	Q1-2012
GIL, beginning of period	2,976	2,867	2,685
Additions to impaired loans and acceptances	630	787	624
Reductions in impaired loans and acceptances (2)	(459)	(367)	(379)
Write-offs (3)	(235)	(311)	(273)
GIL, end of period (1)	2,912	2,976	2,657
GIL as a % of gross loans and acceptances (4)	1.12	1.17	1.10
GIL as a % of gross loans and acceptances excluding purchased portfolios (4) (5)	0.80	0.84	1.02
GIL as a % of equity and allowances for credit losses	8.98	9.30	8.74
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (5)	5.96	6.18	7.39

(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and effects for consumer write-offs which have not been recognized in formations.
(3)	Excludes certain loans that are written-off directly and not classified as new formations ($91 million in Q1-2013; $99 million in Q4-2012; and $104 million in Q1-2012).
(4)	Certain ratios for 2012 have been restated to conform to the reclassified balance sheet presentation.
(5)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This table contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

Residential mortgage and home equity line of credit (Heloc) exposures are areas of interest in the current environment. BMO regularly performs stress testing on its mortgage and Heloc portfolios to evaluate the potential impact of tail events. These stress tests incorporate moderate to severe adverse scenarios. The resulting credit losses vary depending on the severity of the scenario and are considered to be manageable.

Market Risk

Total Trading VaR declined slightly over the quarter due to reduced exposure in equity and interest rate risk factors, coupled with increased diversification. Enhanced risk capture was the main driver behind the moderately higher AFS (Available-For-Sale) VaR. The Credit VaR calculation was amended consistent with our Debt Specific Risk model, which has been submitted for approval for use as a regulatory capital internal model. Total Trading VaR and Stressed VaR figures have been restated for October 31, 2012. For Total Trading VaR, the Credit and Interest Rate VaR figures have been restated with general credit risk reclassified from Interest Rate VaR to Credit VaR. Total AFS VaR has been amended to include specific credit risk. Stressed VaR figures have been restated due to new calibration models implemented in relation to the internal model submission.

There were no significant changes in our structural market risk management practices during the quarter. Structural Market Value Exposure (MVE) is driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans.

Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing at lower rates. MVE decreased from the prior quarter primarily due to lower modelled volatility. EV and earnings exposures under falling interest rate scenarios decreased from the prior quarter largely due to reduced deposit floors. Earnings benefits under rising interest rate scenarios increased from the prior quarter primarily due to wider modelled spreads on deposits and higher asset sensitivity. BMO’s market risk management practices and key measures are outlined on pages 82 to 86 of BMO’s 2012 Annual Report.

Total Trading Value at Risk (VaR) Summary ($ in millions)*	Table 8

	For the quarter ended January 31, 2013				As at October 31, 2012
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end
Commodity VaR	(0.5)	(0.7)	(1.0)	(0.5)	(0.6)
Equity VaR	(5.2)	(6.1)	(7.3)	(5.2)	(6.6)
Foreign Exchange VaR	(2.8)	(2.6)	(4.4)	(0.1)	(0.2)
Interest Rate VaR	(3.7)	(5.3)	(10.6)	(3.2)	(4.5)
Credit VaR	(5.4)	(6.4)	(9.4)	(4.2)	(5.5)
Diversification	9.3	10.3	nm	nm	6.7
Total Trading VaR	(8.3)	(10.8)	(15.7)	(8.1)	(10.7)
Total AFS VaR	(11.8)	(11.2)	(12.4)	(8.5)	(8.9)

*	Total Trading VaR above is subject to Capital Markets trading management framework.
nm - not meaningful

BMO Financial Group First Quarter Report 2013 • 11

Total Trading Stressed Value at Risk (VaR) Summary ($ in millions)*	Table 9

(Pre-tax Canadian equivalent)	For the quarter ended January 31, 2013				As at October 31, 2012
	Quarter-end	Average	High	Low	Quarter-end
Commodity Stressed VaR	(1.8)	(2.3)	(3.1)	(1.7)	(2.1)
Equity Stressed VaR	(8.9)	(10.1)	(12.6)	(7.4)	(10.5)
Foreign Exchange Stressed VaR	(4.8)	(4.8)	(7.0)	(0.4)	(0.3)
Interest Rate Stressed VaR	(8.4)	(10.7)	(15.2)	(8.0)	(11.4)
Credit Stressed VaR	(10.5)	(11.0)	(15.1)	(7.7)	(9.3)
Diversification	21.6	22.4	nm	nm	18.9
Trading Stressed VaR	(12.8)	(16.5)	(21.4)	(11.8)	(14.7)

*	Stressed VaR is produced weekly.

nm - not meaningful

Structural Balance Sheet Market Value Exposure (MVE) and Earnings Volatility (EV) ($ in millions)*	Table 10

(Canadian equivalent)	January 31, 2013	October 31, 2012
Market value exposure (MVE) (pre-tax)	(546.6)	(590.6)
12-month earnings volatility (EV) (after-tax)	(68.7)	(74.0)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ in millions)* **	Table 11

	Economic value sensitivity (Pre-tax)		Earnings sensitivity over the next 12 months (After tax)
(Canadian equivalent)	January 31, 2013	October 31, 2012	January 31, 2013	October 31, 2012
100 basis point increase	(542.4)	(537.6)	52.1	20.1
100 basis point decrease	401.5	402.9	(55.1)	(74.6)

200 basis point increase	(1,206.5)	(1,223.1)	83.1	27.2
200 basis point decrease	789.1	783.6	(45.3)	(75.1)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s insurance businesses, a 100 basis point increase in interest rates at January 31, 2013, results in an increase in earnings after tax of $96 million and an increase in before tax economic value of $497 million ($94 million and $560 million, respectively, at October 31, 2012). A 100 basis point decrease in interest rates at January 31, 2013, results in a decrease in earnings after tax of $80 million and a decrease in before tax economic value of $575 million ($74 million and $634 million, respectively, at October 31, 2012). These impacts are not reflected in the table above.

Liquidity and Funding Risk

Liquidity and funding risk is managed under an appropriate management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. They do not include potential liquidity that could be realized under borrowing programs with central banks or other market sources. As at January 31, 2013, liquid assets were $227 billion, compared with $211 billion as at October 31, 2012. The increase in liquid assets was primarily attributable to an increase in cash on deposit at central banks and higher reverse repo balances. BMO’s cash and securities as a percentage of total assets was 30.6% as at January 31, 2013, compared with 29.4% as at October 31, 2012.

Liquid assets are primarily held at the parent bank level, in our U.S. legal entity BMO Harris Bank, and in BMO’s broker/dealer operations in Canada and internationally. In some cases, a portion of those liquid assets have been pledged by certain entities to others in exchange for funding.

In the ordinary course of the bank’s day-to-day business activities, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems. BMO may also pledge assets to raise secured funding or to secure deposits from select counterparties. Unencumbered liquid assets, defined as total liquid assets less pledged liquid assets, totalled $161 billion compared with $145 billion at October 31, 2012, due to the factors mentioned above. As at January 31, 2013, pledged assets totalled $107 billion, compared with $109 billion at October 31, 2012. Pledged assets decreased slightly in the first quarter primarily due to secured term funding maturities. As at January 31, 2013, pledged assets totalled 19.8% of total assets.

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the term to maturity for these assets.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. During the first quarter, BMO issued $7.2 billion of wholesale term funding in Canada and internationally. Total wholesale term funding outstanding was $74.6 billion at January 31, 2013, compared with $72.1 billion at October 31, 2012. The increase was used to fund net asset growth and refinance upcoming wholesale term funding maturities. The bank expects to continue accessing the wholesale term funding markets in 2013, primarily to refinance wholesale term funding maturities and net asset growth that may occur over the course of the year. BMO’s liquidity and funding management practices and key measures are outlined on pages 86 to 88 of BMO’s 2012 annual Report.

12 • BMO Financial Group First Quarter Report 2013

Asset Liquidity	Table 12

(Canadian $ in millions, except as noted)	January 31, 2013	October 31, 2012
Liquid Assets, Including Pledged Liquid Assets
Cash and securities
Cash and cash equivalents	31,519	19,941
Interest bearing deposits with banks	6,149	6,341
Securities
Government debt	63,921	66,251
Mortgage-backed securities and collateralized mortgage obligations (1)	7,209	7,961
Corporate debt	22,666	22,271
Corporate equity	34,566	31,841
Total securities	128,362	128,324
Total cash and securities (2) (3)	166,030	154,606
Securities borrowed or purchased under resale agreements	52,957	47,011
NHA mortgage-backed securities (reported as loans at amortized cost) (1)	8,484	9,094
Liquid assets (3)	227,471	210,711

Liquid Assets by Legal Entity
BMO	143,119	122,623
BMO Harris Bank	32,802	30,602
Broker dealers	51,550	57,486
Liquid assets	227,471	210,711
Cash and securities-to-total assets (%)	30.6	29.4

Pledged Assets (2)
(Canadian $ in millions)	January 31, 2013	October 31, 2012
Pledged assets included in total cash and securities	44,866	46,623
Pledged assets included in total securities borrowed or purchased under resale agreements	21,378	18,796
Pledged liquid assets (2)	66,244	65,419
Pledged other assets	40,863	43,229
Total pledged assets	107,107	108,648

(1)    Under IFRS, NHA MBS that include BMO originated mortgages as the underlying collateral are classified as loans. Unencumbered NHA MBS securities have liquidity value and are included as liquid assets under the bank’s liquidity and funding management framework. This amount is shown as a separate line item called NHA mortgage-backed securities.

(2)    Included within liquid assets are cash and securities that have been pledged as security for securities borrowed, securities lent, securities sold under repurchase agreements and other secured liabilities. While pledged, these assets are not available to meet our liquidity needs. Liquid assets do not include collateral received from clients that has been re-pledged in the bank’s activities.

(3)    Cash and securities and liquid assets do not include other significant sources of liquidity, including highly rated collateral received from third parties that may be re-hypothecated or potential liquidity that could be realized under borrowing programs with central banks or other market sources. Total cash and securities also includes select holdings management believes are not readily available to support the liquidity requirements of the bank (e.g. minimum required deposits at central banks of $1,045 million, securities held in BMO’s insurance subsidiary of $5,893 million, structured investment vehicle of $1,128 million, and credit protection vehicle of $1,343 million; as well as certain investments held in our merchant banking business of $657 million).

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on page 89 of BMO’s 2012 Annual Report.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2013 • 13

Income Taxes

The provision for income taxes of $265 million decreased $48 million from the first quarter of 2012 and increased $64 million from the fourth quarter of 2012. The effective tax rate for the quarter was 20.2%, compared with 22.0% a year ago and 15.7% in the fourth quarter.

The adjusted provision for income taxes of $260 million decreased $42 million from a year ago and increased $14 million from the fourth quarter. The adjusted effective tax rate was 19.9% in the current quarter, compared with 23.7% in the first quarter of 2012 and 17.9% in the fourth quarter of 2012.

The lower adjusted effective tax rate in the current quarter relative to the first quarter of 2012 was primarily due to higher recoveries of prior periods’ income taxes and higher tax exempt earnings. The higher adjusted effective tax rate in the current quarter relative to the fourth quarter of 2012 was primarily due to lower recoveries of prior periods’ income taxes. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Summary Quarterly Earnings Trends (1)	Table 13

(Canadian $ in millions, except as noted)	Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Total revenue	4,081	4,176	3,878	3,959	4,117	3,822	3,320	3,333
Provision for credit losses – specific (see below)	178	216	229	195	122	299	245	265
Provision for credit losses – collective	-	(24)	8	-	19	63	(15)	32
Non-interest expense	2,590	2,701	2,484	2,499	2,554	2,432	2,221	2,030
Reported net income (see below)	1,048	1,082	970	1,028	1,109	768	708	813
Adjusted net income (see below)	1,041	1,125	1,013	982	972	832	856	770
Basic earnings per share ($)	1.53	1.59	1.42	1.52	1.65	1.12	1.10	1.34
Diluted earnings per share ($)	1.53	1.59	1.42	1.51	1.63	1.11	1.09	1.32
Adjusted diluted earnings per share ($)	1.52	1.65	1.49	1.44	1.42	1.20	1.34	1.25
Net interest margin on earning assets (%)	1.85	1.83	1.88	1.89	2.05	2.01	1.76	1.82
Adjusted net interest margin on earning assets (%)	1.67	1.67	1.70	1.76	1.85	1.78	1.78	1.83
Effective income tax rate (%)	20.2	15.7	16.2	18.7	22.0	25.3	18.5	19.2
Adjusted effective income tax rate (%)	19.9	17.9	16.9	19.5	23.7	20.7	19.7	21.7
Canadian/U.S. dollar exchange rate (average)	1.00	0.99	1.02	0.99	1.01	1.01	0.96	0.96

Provision for credit losses – specific (2)
P&C Canada	128	146	147	167	155	178	154	166
P&C U.S.	32	75	76	60	63	71	60	85
Personal and Commercial Banking	160	221	223	227	218	249	214	251
Private Client Group	2	11	5	1	5	2	(1)	5
BMO Capital Markets	(15)	(4)	-	19	(9)	12	10	4
Corporate Services, including T&O	31	(12)	1	(52)	(92)	36	22	5
BMO Financial Group provision for credit losses – specific	178	216	229	195	122	299	245	265

Reported net income:
P&C Canada	458	442	459	433	441	419	436	400
P&C U.S.	182	140	139	142	159	162	90	21
Personal and Commercial Banking	640	582	598	575	600	581	526	421
Private Client Group	163	164	109	147	104	138	109	90
BMO Capital Markets	310	314	250	233	224	156	288	250
Corporate Services, including T&O	(65)	22	13	73	181	(107)	(215)	52
BMO Financial Group net income	1,048	1,082	970	1,028	1,109	768	708	813

Adjusted net income:
P&C Canada	461	444	462	436	443	422	437	401
P&C U.S.	195	156	155	157	176	179	99	26
Personal and Commercial Banking	656	600	617	593	619	601	536	427
Private Client Group	169	169	114	153	109	143	111	92
BMO Capital Markets	310	315	250	233	224	156	289	250
Corporate Services, including T&O	(94)	41	32	3	20	(68)	(80)	1
BMO Financial Group adjusted net income	1,041	1,125	1,013	982	972	832	856	770

(1)	Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(2)	Prior period balances have been restated to reflect a change in accounting allocation methodology for provisions for credit losses. See the Review of Operating Groups’ Performance for more details.

14 • BMO Financial Group First Quarter Report 2013

Summary Quarterly Earnings Trends (Cont’d.)

BMO’s quarterly earnings trends were reviewed in detail on pages 96 and 97 of BMO’s 2012 annual MD&A. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 13 outlines summary results for the second quarter of fiscal 2011 through the first quarter of fiscal 2013.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been restated to conform to the current presentation. This quarter, we commenced charging provisions for credit losses to the bank’s operating groups based on actual credit losses incurred. Previously we had charged the groups with credit losses based on an expected loss provisioning methodology. Prior period results have been restated accordingly.

We have remained focused on embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2011 and 2012, but conditions have improved overall and quarterly adjusted results have generally trended higher over the past two years. In recent quarters, we have become more focused on improving our productivity.

P&C Canada had good volume growth across most products in both personal and commercial segments. Net income has generally trended higher in 2012 and into the first quarter of 2013, with revenue and expense growth moderating and provisions for credit losses decreasing during that period. Growth in earnings and revenue has been affected by reduced net interest margin as a result of the low interest rate environment.

P&C U.S. net income increased. Results started to improve significantly late in the third quarter of 2011, due to the benefits of the M&I acquisition as well as increases in commercial loan balances, which had seen minimal growth since the economic downturn that started in 2007.

PCG operating results have been strong in recent quarters. Quarterly results in PCG, excluding Insurance, have grown on a relatively consistent basis, driven by growth in client assets as market conditions improved. In the third quarter of 2011, PCG’s results began to reflect the acquisition of the M&I wealth management business. Quarterly results in Insurance have been subject to variability.

BMO Capital Markets results in the first nine months of 2011 were very strong, but fell in the fourth quarter of that year due to a difficult market environment. Results in the first nine months of 2012 were generally good, but were down from the levels recorded in 2011 due to less favourable market conditions. Results in the final quarter of 2012 were stronger, due to increased revenues and a recovery of prior periods’ income taxes, and net income for 2012 was better than in 2011. Results for the most recent quarter also reflect high net income, due to more favourable market conditions that contributed to very strong investment banking activity and trading revenues.

BMO’s overall provisions for credit losses measured as a percentage of loans and acceptances were lower in 2012 than in 2011, and that has continued in 2013 to date. Adjusted provisions, which exclude provisions on the M&I purchased performing loan portfolio and changes in the collective allowance, were relatively consistent throughout 2012 and into 2013 and lower than in 2011, due in part to recoveries of provisions on the M&I purchased credit impaired loan portfolio and an improvement in the U.S. credit environment.

Corporate Services quarterly net income can vary, in large part due to the inclusion of the adjusting items, which are largely recorded in Corporate Services. Adjusted results in Corporate Services were relatively steady in 2012 and better than in 2011. This was primarily due to a reduction in the adjusted provision for credit losses recorded in Corporate Services in 2012, reflecting the significant recoveries of provisions on the M&I purchased credit impaired loan portfolio. These recoveries can vary and reduced recoveries in the first quarter of 2013 together with lower revenues and increased expenses lowered Corporate Services results in the quarter.

The U.S. dollar weakened in the first half of 2011 before strengthening in the fourth quarter and reaching a level close to parity. Movements in exchange rates in 2012 and for 2013 to date were more subdued. A weaker U.S. dollar lowers the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate. The adjusted effective rate was lower in 2012 than in 2011 due in large part to a 1.6 percentage point reduction in the statutory Canadian income tax rate in 2012 and higher recoveries of prior periods’ income taxes. The rate increased in 2013 due to reduced recoveries.

Caution

This Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2013 • 15

Balance Sheet

Total assets of $542.3 billion at January 31, 2013, increased $16.8 billion from October 31, 2012, with minimal impact from the stronger U.S. dollar. The increase primarily reflects growth in cash and cash equivalents and interest bearing deposits with banks of $11.4 billion, securities borrowed or purchased under resale agreements of $5.9 billion and net loans and acceptances of $5.3 billion, partly offset by decreases in the remaining assets of $5.8 billion.

The $11.4 billion increase in cash and cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with central banks.

The $5.9 billion increase in securities borrowed or purchased under resale agreements was mainly due to increased client-driven activities.

The $5.3 billion increase in net loans and acceptances was primarily due to an increase in loans to businesses and governments in both P&C U.S. and P&C Canada and an increase in residential mortgages, primarily in P&C Canada.

The $5.8 billion decrease in the remaining assets was primarily related to a decline in derivative financial assets, primarily in interest rate contracts. There was a comparable decrease in derivative financial liabilities.

Liabilities and equity increased $16.8 billion from October 31, 2012. The change primarily reflects increases in deposits of $27.2 billion, partly offset by decreases in derivative financial liabilities of $5.2 billion, securities lent or sold under repurchase agreements of $2.0 billion, securities sold but not yet purchased of $2.0 billion and other liabilities of $2.2 billion. All remaining liabilities and equity increased by a combined $1.0 billion.

The $27.2 billion increase in deposits was largely driven by a $17.1 billion increase in business and government deposits due to increased U.S. deposits and U.S. dollar wholesale funding. Deposits by individuals increased $5.5 billion, while deposits by banks increased $4.6 billion.

Contractual obligations by year of maturity were outlined in Table 23 on page 113 of BMO’s 2012 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business. Note 19 to the unaudited interim consolidated financial statements provides further details on contractual maturities of assets and liabilities at the end of the quarter.

Capital Management

Q1-2013 Regulatory Capital Review

BMO’s Basel III capital position is strong, with a Common Equity Tier 1 (CET1) Ratio of 9.4% at January 31, 2013, well in excess of the Office of the Superintendent of Financial Institutions’ (OSFI’s) expectation that banks attain a 7% target, as discussed in the following paragraph.

Effective the first quarter of 2013, regulatory capital requirements for BMO are determined on a Basel III basis. In 2013, the minimum required Basel III capital ratios are a 3.5% CET1 Ratio, 4.5% Tier 1 Ratio and 8% Total Capital Ratio, such ratios being calculated using a five year phase-in of regulatory adjustments and nine year phase-out of instruments that no longer qualify as regulatory capital under the Basel III rules. However, OSFI’s guidance requires Canadian deposit-taking institutions to meet the 2019 Basel III capital requirements, other than the phase-out of non-qualifying capital (also referred to as the ‘all-in’ requirements) in 2013 and expects them to attain a target Basel III CET1 Ratio of at least 7% (4.5% minimum plus 2.5% capital conservation buffer) by January 31, 2013.

The CET1 Ratio increased by approximately 75 basis points from our pro-forma ratio at October 31, 2012, due to higher CET1 capital and lower risk-weighted assets (RWA), as described below.

CET1 capital at January 31, 2013, was $19.9 billion, or $0.6 billion higher than the pro-forma CET1 capital of $19.3 billion at October 31, 2012, due mainly to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and the exercise of stock options.

The Basel III RWA of $211 billion at January 31, 2013, was $11 billion lower than the Basel III pro-forma estimate of $222 billion at October 31, 2012, due mainly to lower Credit Valuation Adjustment (CVA) RWA. The lower CVA RWA resulted from OSFI’s decision, announced in December 2012, to delay the effective date for the imposition of the CVA risk capital charge until January 2014. The delay is intended to synchronize Canada’s implementation of the CVA risk capital charge with Basel III implementation in the United States and European Union countries. This delay improved our CET1 Ratio at January 31, 2013, by approximately 35 basis points.

The bank’s Basel III Tier 1 and Total Capital Ratios were 11.1% and 13.4%, respectively, at January 31, 2013, compared with 10.5% and 12.9%, respectively, on a pro-forma basis at October 31, 2012. The ratios improved due to higher CET1 capital and lower RWA, as described above, partly offset by the phase-out of non-common instruments that do not meet OSFI’s Basel III requirements, including the non-viability contingent capital requirements, and the $200 million preferred share redemption announced in January 2013.

BMO’s transitional Assets-to-Capital Multiple (ACM), a leverage ratio monitored by OSFI, was 16.1 at January 31, 2013. BMO’s ACM increased from 15.2 at October 31, 2012, on a Basel II basis primarily due to balance sheet growth and Basel III transitional modifications.

Additional details on the Basel III regulatory capital changes can be found in the Enterprise-Wide Capital Management section on pages 60 to 64 of BMO’s 2012 Annual Report.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on

16 • BMO Financial Group First Quarter Report 2013

the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity (although they do not attract tax until realized). When coupled with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA, and with the impact of U.S.-dollar-denominated capital deductions on our Canadian dollar capital, this may result in volatility in the bank’s capital ratios. BMO may partially hedge this foreign exchange risk by funding its foreign investment in U.S. dollars and, to reduce the impact of foreign exchange rate changes on the bank’s capital ratios, may enter into derivatives contracts, such as forward currency contracts, or elect to fund its investment in Canadian dollars.

Other Capital Developments

During the quarter, 1,280,000 common shares were issued through the DRIP and the exercise of stock options. On January 30, 2013, we announced that we had received approvals from the Toronto Stock Exchange (TSX) and OSFI to proceed with a normal course issuer bid through the facilities of the TSX to purchase, for cancellation, up to 15 million of BMO’s common shares commencing February 1, 2013, and ending January 31, 2014. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will only initiate any purchases under the bid after consulting with OSFI.

On February 26, 2013, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.74 per common share, up $0.02 per share from the preceding quarter. The increase in our dividend reflects our strong capital position and the success of our business strategies.

The dividend is payable May 28, 2013, to shareholders of record on May 1, 2013. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the bank has determined that the common shares will be issued by the bank from treasury.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing Capital Management sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Qualifying Regulatory Capital and Risk-Weighted Assets	Table 14

Basel III Regulatory Capital and Risk-Weighted Assets	(1) All-in	(2) Transitional

(Canadian $ in millions)	Q1-2013	Q1-2013

Common Equity Tier 1 capital: instruments and reserves

Directly issued qualifying common share capital (and equivalent for non-joint stock companies) plus related stock surplus	12,241	12,241
Retained earnings	14,002	14,079
Accumulated other comprehensive income (and other reserves)	290	290
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	-	-
Common Equity Tier 1 capital: regulatory adjustments
Regulatory adjustments applied to Common Equity Tier 1 under Basel III	(6,640)	-

Common Equity Tier 1 capital (CET1)	19,893	26,610

Additional Tier 1 capital: instruments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	-	-
Directly issued capital instruments subject to phase out from Additional Tier 1	3,543	3,543
Qualifying Additional Tier 1 instruments (and CET1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group AT1)	-	-
Additional Tier 1 instruments issued (and CET1 instruments not otherwise included) by subsidiaries and held by third parties (amount allowed in group AT1) subject to phase out	347	347
Additional Tier 1 capital: regulatory adjustments
Regulatory adjustments applied to Additional Tier 1 under Basel III	(419)	(3,811)

Additional Tier 1 capital (AT1)	3,471	79

Tier 1 capital (T1 = CET1 + AT1)	23,364	26,689

Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	-	-
Directly issued capital instruments subject to phase out from Tier 2	4,405	4,405
Qualifying Tier 2 instruments (and CET1 and AT1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	-	-
Tier 2 instruments (and CET1 and AT1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group Tier 2) subject to phase out	215	215
Provisions	270	270
Tier 2 capital: regulatory adjustments
Regulatory adjustments applied to Tier 2 under Basel III	(50)	(30)

Tier 2 capital (T2)	4,840	4,860

Total capital (TC = T1 + T2)	28,204	31,549

Total risk-weighted assets	210,671	214,298

Capital Ratios (%)
CET1 Ratio	9.4	12.4
Tier 1 Capital Ratio	11.1	12.4
Total Capital Ratio	13.4	14.7

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013 and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013 and continuing to January 1, 2022.

(2)	Transitional regulatory capital assumes that all Basel III regulatory capital adjustments are phased in from January 1, 2014 to January 1, 2018 and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013 and continuing to January 1, 2022.

BMO Financial Group First Quarter Report 2013 • 17

Outstanding Shares and Securities Convertible into Common Shares	Table 15

As at February 20, 2013	Number of shares or dollar amount

Common shares	652,017,000
Class B Preferred Shares
Series 5 (1)	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16	$300,000,000
Series 18	$150,000,000
Series 21	$275,000,000
Series 23	$400,000,000
Series 25	$290,000,000

Stock options
– vested	9,158,000
– non-vested	7,848,000

(1)	The series 5 shares were redeemed on February 25, 2013.

Details on share capital are outlined in Note 20 to the audited consolidated financial statements on pages 156 and 157 of BMO’s 2012 Annual Report.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 to the audited consolidated financial statements on page 143 of BMO’s 2012 Annual Report.

On January 28, 2013, Moody’s completed a review of most of Canada’s banks and lowered BMO’s long-term debt ratings and that of the other banks that were under review by one notch. Moody’s also lowered the subordinated debt ratings of BMO and all our Canadian peers. The credit ratings assigned to BMO’s senior debt credit ratings by the other three rating agencies were unchanged in the quarter and all four have a stable outlook. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (S&P) (A+).

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Share-based payments granted to key management personnel are discussed in Note 27 to the audited consolidated financial statements on pages 168 to 169 of BMO’s 2012 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Special Purpose Entities (SPEs), and Guarantees, which are described on pages 64, 65, 66 and 70 of BMO’s 2012 Annual Report as well as in Notes 5 and 7 to the unaudited interim consolidated financial statements. We consolidate all of our SPEs, except for certain Canadian customer securitization and structured finance vehicles. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended January 31, 2013.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in the notes to our audited consolidated financial statements for the year ended October 31, 2012, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Future Changes in Accounting Policies

Effective November 1, 2013, BMO will adopt new standards on Employee Benefits, Fair Value Measurement, Consolidated Financial Statements, Investment in Associates and Joint Ventures, Offsetting, and Disclosure of Interests in Other Entities. Additional information on the new standards and amendments to existing standards can be found in Note 1 to the audited consolidated financial statements on pages 124 to 127 of BMO’s 2012 Annual Report.

The above Future Changes in Accounting Policies section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

18 • BMO Financial Group First Quarter Report 2013

U.S. Regulatory Developments

We continue to monitor and prepare for U.S. regulatory developments including financial reforms under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) and highlight recent developments in this section. For a more comprehensive discussion, see the U.S. Regulatory Developments section on page 69 of BMO’s 2012 annual MD&A.

Under the Dodd-Frank Act, swaps will be subject to a comprehensive regulatory regime. Certain swaps will be required to be centrally cleared or traded on an exchange. BMO registered as a swap dealer with the U.S. Commodity Futures Trading Commission on December 31, 2012. Swap reporting and business conduct requirements are scheduled to go into effect on a staggered basis over the next six months. Capital and margin requirements relating to swaps are currently being reviewed by U.S. and international regulators.

In December 2012, the FRB issued for comment a proposed rulemaking that would establish enhanced prudential standards and early remediation requirements for certain foreign banks with U.S. operations, including BMO. The proposal would establish new requirements for organizational structure, risk management, capital, liquidity, stress testing, and early remediation covering all U.S. operations of foreign banks. The requirements specific to BMO Financial Corp. are similar to those that apply to domestic U.S. banks. The Federal Reserve Board has indicated the requirements would be effective July 1, 2015. BMO is in the process of reviewing the proposal.

Caution

This U.S. Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

Pages 64 to 66 of BMO’s 2012 annual MD&A provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. In March 2011, the FSB published Thematic Review on Risk Disclosure Practices – Peer Review Report, which updated its views on disclosure practices. On October 29, 2012, the Enhanced Disclosure Task Force of the FSB published its report, Enhancing the Risk Disclosures of Banks. We currently comply with many of the recommendations, and we continue to review our disclosures for future filings and enhance them as appropriate.

We follow a practice of reporting on significant changes in the select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our annual MD&A.

Select Geographic Exposures

Select geographic disclosures were disclosed and discussed on pages 67, 68, 112 and 113 of BMO’s 2012 Annual Report. Our exposure to select countries of interest, as at January 31, 2013, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe where our gross exposure is greater than $500 million. Our gross and net portfolio exposures are summarized in Table 16 for lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. These totals are further broken down by counterparty type in Tables 17 to 19. We also provide a summary of the October 31, 2012, exposures for ease of comparison. There has been limited change in our exposures.

For greater clarity, BMO’s CDS exposures in Europe are outlined separately in Table 20. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off mode since 2008.

BMO Financial Group First Quarter Report 2013 • 19

European Exposure by Country (Canadian $ in millions) (10)	Table 16

    As at January 31, 2013

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
GIIPS
Greece	2	2	-	-	-	-	-	-	2	2
Ireland (5)	-	-	25	-	143	3	41	-	209	3
Italy	2	2	214	-	135	-	7	2	358	4
Portugal	-	-	125	-	-	-	1	-	126	-
Spain	68	68	127	-	-	-	10	4	205	72
Total – GIIPS (8)	72	72	491	-	278	3	59	6	900	81
Eurozone (excluding GIIPS)
France	20	20	621	461	2,563	-	294	53	3,498	534
Germany	55	18	2,095	1,764	1,087	1	60	71	3,297	1,854
Netherlands	238	173	509	439	781	8	100	8	1,628	628
Other (6)	366	257	623	428	4	-	78	14	1,071	699
Total – Eurozone (excluding GIIPS) (9)	679	468	3,848	3,092	4,435	9	532	146	9,494	3,715
Rest of Europe
Denmark	1	1	1,155	1,154	308	-	3	3	1,467	1,158
Norway	15	15	1,289	1,289	277	-	22	22	1,603	1,326
Sweden	88	25	247	207	571	-	2	2	908	234
Switzerland	397	388	47	1	301	8	31	31	776	428
United Kingdom	411	185	643	324	3,726	5	405	114	5,185	628
Other (6)	313	313	432	-	-	-	-	-	745	313
Total - Rest of Europe (7)	1,225	927	3,813	2,975	5,183	13	463	172	10,684	4,087
Total - All of Europe	1,976	1,467	8,152	6,067	9,896	25	1,054	324	21,078	7,883

    Details of the summary amounts reflected in the columns above are provided in Tables 17 to 19.

    As at October 31, 2012

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total - GIIPS	116	69	500	-	242	8	69	6	927	83
Total – Eurozone (excluding GIIPS) (7)	934	608	4,074	3,306	3,746	10	600	76	9,354	4,000
Total - Rest of Europe	1,167	916	3,711	2,771	3,986	15	468	126	9,332	3,828
Total - All of Europe	2,217	1,593	8,285	6,077	7,974	33	1,137	208	19,613	7,911

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $2.8 billion.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $85 million.
(6)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Finland, Luxembourg, Slovakia and Slovenia. Other Rest of Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland and the Russian Federation.
(7)	BMO’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $81 million, with no unfunded commitments.
(8)	Sovereign includes sovereign-backed bank cash products.
(9)	Our net direct exposure to the other Eurozone countries (the other 12 countries that share the common euro currency) totalled approximately $3.7 billion, of which 76% was to counterparties in countries with a rating of Aaa/AAA by both Moody’s and S&P, with approximately 84% rated Aaa/AAA by one of the two rating agencies. Our net direct exposure to the rest of Europe totalled approximately $4.1 billion, of which 92% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure related to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.
(10)	Other Exposures (including indirect exposures) not included in the table above as at January 31, 2013:
—

BMO also has exposure to entities in a number of European countries through our credit protection vehicle, U.S customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.

-

BMO has direct exposure to those credit structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on pages 65 and 66 of BMO’s 2012 annual MD&A in the Credit Protection Vehicle and Structured Investment Vehicle sections, these structures all have first-loss protection and hedges are in place for our credit protection vehicle.

-

The notional exposure held in the credit protection vehicle to issuers in Greece, Italy and Spain represented 0.6%, 0.9% and 1.1%, respectively, of its total notional exposure. The credit protection vehicle had notional exposure to seven of the other 12 countries that share the euro currency. This exposure represented 11.2% of total notional exposure, of which 82.4% was rated investment grade by S&P (71.4% by Moody’s). The notional exposure to the rest of Europe was 13.0% of total notional exposure, with 66.9% rated investment grade by S&P (61.1% by Moody’s). BMO is well protected as a result of both first-loss protection and hedges that are in place.

-

BMO has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has commitments that involve reliance on collateral of which 0.98% represents loans or securities originated by entities in Europe. At quarter end, exposure to Germany was the largest component at 0.25%. Exposure to Spain was approximately 0.11%, and there was no exposure to Italy, Ireland, Greece or Portugal.

-

The structured investment vehicle’s par value exposure to entities in European countries totalled $471 million at January 31, 2013, of which $0.1 million was exposure to GIIPS, $204 million to the other Eurozone countries and $267 million to the rest of Europe. The largest exposures included the United Kingdom at $213 million and the Netherlands at $114 million. These amounts included exposure through collateralized bond obligation (CBO) and collateralized loan obligation (CLO) investments and residential mortgage-backed securities, which have credit exposures to borrowers or issuers operating in Europe.

—	BMO has exposure to European supranational institutions totalling $0.5 billion, predominantly in the form of tradeable cash products.
—

BMO’s indirect exposure to Europe in the form of euro-denominated collateral to support trading activity was €880 million in securities issued by entities in European countries, of which €2 million was held in securities related to GIIPS and €282 million was in German securities. In addition, €281 million of cash collateral was also held at January 31, 2013.

—

Indirect exposure by way of guarantees from entities in European countries totalled $421 million, of which $3 million was exposure to GIIPS, $198 million to the other Eurozone countries and $221 million to the rest of Europe.

20 • BMO Financial Group First Quarter Report 2013

European Lending Exposure by Country and Counterparty (Canadian $ in millions) (10)	Table 17

    As at January 31, 2013

	Lending (1)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	2	-	-	2	2	-	-	2
Ireland (5)	-	-	-	-	-	-	-	-
Italy	2	-	-	2	2	-	-	2
Portugal	-	-	-	-	-	-	-	-
Spain	68	-	-	68	68	-	-	68
Total - GIIPS	72	-	-	72	72	-	-	72
Eurozone (excluding GIIPS)
France	20	-	-	20	20	-	-	20
Germany	13	42	-	55	13	5	-	18
Netherlands	39	199	-	238	39	134	-	173
Other (6)	314	52	-	366	209	48	-	257
Total - Eurozone (excluding GIIPS)	386	293	-	679	281	187	-	468
Rest of Europe
Denmark	1	-	-	1	1	-	-	1
Norway	15	-	-	15	15	-	-	15
Sweden	23	65	-	88	23	2	-	25
Switzerland	16	381	-	397	16	372	-	388
United Kingdom	89	322	-	411	89	96	-	185
Other (6)	313	-	-	313	313	-	-	313
Total - Rest of Europe	457	768	-	1,225	457	470	-	927
Total - All of Europe	915	1,061	-	1,976	810	657	-	1,467

    Refer to footnotes in Table 16.

European Securities Exposure by Country and Counterparty (Canadian $ in millions) (10)	Table 18

    As at January 31, 2013

	Securities (2)
	Gross				Net
Country	Bank	Corporate	Sovereign (8)	Total	Bank	Corporate	Sovereign (8)	Total
GIIPS
Greece	-	-	-	-	-	-	-	-
Ireland (5)	-	-	25	25	-	-	-	-
Italy	54	48	112	214	-	-	-	-
Portugal	-	-	125	125	-	-	-	-
Spain	41	41	45	127	-	-	-	-
Total - GIIPS	95	89	307	491	-	-	-	-
Eurozone (excluding GIIPS)
France	31	129	461	621	-	-	461	461
Germany	151	232	1,712	2,095	13	31	1,720	1,764
Netherlands	332	77	100	509	332	7	100	439
Other (6)	59	84	480	623	8	44	376	428
Total - Eurozone (excluding GIIPS)	573	522	2,753	3,848	353	82	2,657	3,092
Rest of Europe
Denmark	420	1	734	1,155	420	-	734	1,154
Norway	393	-	896	1,289	393	-	896	1,289
Sweden	206	40	1	247	206	-	1	207
Switzerland	11	36	-	47	-	1	-	1
United Kingdom	111	336	196	643	53	75	196	324
Other (6)	-	-	432	432	-	-	-	-
Total - Rest of Europe	1,141	413	2,259	3,813	1,072	76	1,827	2,975
Total - All of Europe	1,809	1,024	5,319	8,152	1,425	158	4,484	6,067

    Refer to footnotes in Table 16.

BMO Financial Group First Quarter Report 2013 • 21

European Repo & Derivatives Exposure by Country and Counterparty (Canadian $ in millions) (10)	Table 19

 As at January 31, 2013

	Repo-Style Trans. (3)		Derivatives (4)
	Gross	Net of Collateral	Gross				Net of Collateral
Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	143	3	41	-	-	41	-	-	-	-
Italy	135	-	7	-	-	7	2	-	-	2
Portugal	-	-	1	-	-	1	-	-	-	-
Spain	-	-	10	-	-	10	4	-	-	4
Total - GIIPS	278	3	59	-	-	59	6	-	-	6
Eurozone (excluding GIIPS)
France	2,563	-	294	-	-	294	53	-	-	53
Germany	1,087	1	60	-	-	60	3	-	68	71
Netherlands	781	8	100	-	-	100	8	-	-	8
Other (6)	4	-	78	-	-	78	14	-	-	14
Total - Eurozone (excluding GIIPS)	4,435	9	532	-	-	532	78	-	68	146
Rest of Europe
Denmark	308	-	3	-	-	3	3	-	-	3
Norway	277	-	4	-	18	22	4	-	18	22
Sweden	571	-	2	-	-	2	2	-	-	2
Switzerland	301	8	31	-	-	31	31	-	-	31
United Kingdom	3,726	5	332	10	63	405	41	10	63	114
Other (6)	-	-	-	-	-	-	-	-	-	-
Total - Rest of Europe	5,183	13	372	10	81	463	81	10	81	172
Total - All of Europe	9,896	25	963	10	81	1,054	165	10	149	324

Refer to footnotes in Table 16.

Credit Default Swaps (CDS) by Country and Credit Quality (Canadian $ in millions)	Table 20

 As at January 31, 2013

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non-Inv. Grade	Inv. Grade	Non-Inv. Grade	Total Exposure	Inv. Grade	Non-Inv. Grade	Total	Inv. Grade	Non-Inv. Grade	Total	Total Exposure
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Ireland (5)	2	-	(2)	-	-	(25)	-	(25)	25	-	25	-
Italy	5	-	(5)	-	-	(214)	-	(214)	214	-	214	-
Portugal	11	-	(11)	-	-	(125)	-	(125)	125	-	125	-
Spain	5	-	(5)	-	-	(136)	-	(136)	136	-	136	-
Total - GIIPS	23	-	(23)	-	-	(500)	-	(500)	500	-	500	-
Eurozone (excluding GIIPS)
France	(1)	-	-	-	(1)	(188)	-	(188)	160	-	160	(28)
Germany	(1)	-	1	-	-	(484)	-	(484)	459	-	459	(25)
Netherlands	-	-	-	-	-	(75)	-	(75)	57	14	71	(4)
Other (6)	(1)	-	1	-	-	(172)	-	(172)	213	-	213	41
Total - Eurozone (excluding GIIPS)	(3)	-	2	-	(1)	(919)	-	(919)	889	14	903	(16)
Rest of Europe
Denmark	-	-	-	-	-	(1)	-	(1)	1	-	1	-
Norway	-	-	-	-	-	-	-	-	-	-	-	-
Sweden	-	-	1	-	1	(41)	-	(41)	41	-	41	-
Switzerland	(2)	-	1	-	(1)	(282)	-	(282)	60	-	60	(222)
United Kingdom	2	-	(1)	-	1	(325)	-	(325)	298	14	312	(13)
Other (6)	-	-	(1)	-	(1)	(457)	(10)	(467)	460	7	467	-
Total - Rest of Europe	-	-	-	-	-	(1,106)	(10)	(1,116)	860	21	881	(235)
Total - All of Europe	20	-	(21)	-	(1)	(2,525)	(10)	(2,535)	2,249	35	2,284	(251)

Refer to footnotes in Table 16.

  Notes:

All purchased and written exposures are with bank counterparties.

30% of purchased and 37% of written CDS exposure is subject to complete restructuring trigger events (full restructuring). Under the terms of these contracts, any restructuring event qualifies as a credit event and any bond of maturity up to 30 years is deliverable against the contract.

70% of purchased and 63% of written CDS exposure is subject to modified-modified restructuring trigger events. Under the terms of these contracts, restructuring agreements count as a credit event; however, the deliverable obligation against the contract is limited to a maturity limit of 60 months for restructured obligations and 30 months for all other obligations.

Table excludes $27 million of Itraxx CDS Index purchased protection. The index is comprised equally of 25 constituent names in the following regions: GIIPS (16%), Eurozone (excluding GIIPS) (44%) and rest of Europe (40%).

22 • BMO Financial Group First Quarter Report 2013

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q1-2013	Table 21

	Q1-2013

(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corp	Total BMO

Net interest income (teb) (1)	1,702	137	298	79	2,216
Non-interest revenue	613	642	606	4	1,865

Total revenue (teb) (1)	2,315	779	904	83	4,081
Provision for credit losses	160	2	(15)	31	178
Non-interest expense	1,262	569	515	244	2,590

Income before income taxes	893	208	404	(192)	1,313
Income taxes (recovery) (teb) (1)	253	45	94	(127)	265

Reported net income Q1-2013	640	163	310	(65)	1,048
Reported net income Q4-2012	582	164	314	22	1,082
Reported net income Q1-2012	600	104	224	181	1,109

Adjusted net income Q1-2013	656	169	310	(94)	1,041
Adjusted net income Q4-2012	600	169	315	41	1,125
Adjusted net income Q1-2012	619	109	224	20	972

Other statistics (% except as noted)

Net economic profit ($ millions) (2)	287	95	153	(217)	318
Return on equity	18.7	23.2	21.3	nm	14.9
Adjusted return on equity	19.1	24.1	21.3	nm	14.8
Operating leverage	1.5	9.8	10.3	nm	(2.3)
Adjusted operating leverage	1.2	10.1	10.3	nm	(0.4)
Efficiency ratio (teb)	54.5	73.0	56.9	nm	63.5
Adjusted efficiency ratio (teb)	53.6	71.9	56.9	nm	63.8
Net interest margin on earning assets (teb)	3.05	2.90	0.59	nm	1.85
Adjusted net interest margin on earning assets (teb)	3.05	2.90	0.59	nm	1.67
Average common equity ($ millions)	13,206	2,764	5,573	4,985	26,528
Average earning assets ($ billions)	221	19	201	34	475
Full-time equivalent staff	24,554	6,108	2,205	13,633	46,500

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corp means Corporate Services, including Technology and Operations.

nm – not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2013.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the acquired loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions for credit losses on the acquired portfolio. Integration and restructuring costs are also included in Corporate Services.

Commencing in the first quarter of 2013, we changed the way in which we evaluate our operating segments to reflect the provisions for credit losses on an actual credit loss basis. The change in allocation methodology enhances the assessment of performance against our peer group. Previously, we had charged the groups with credit losses based on an expected loss provisioning methodology whereby Corporate Services was charged (or credited) with differences between the periodic provisions for credit losses charged to the operating group segments under our expected loss provisioning methodology and the periodic provisions required under GAAP. As part of this change, the interest income resulting from the accretion of the net present value of impaired loans is also included in operating group net interest income. Prior period results have been restated accordingly. Provisions for the purchased performing and purchased credit impaired loan portfolios continue to be evaluated and reported in Corporate Services.

During the quarter we refined our methodology for the allocation of certain revenues in Corporate Services by geographic region. As a consequence, we have reallocated certain revenue of prior periods from Canada to the United States in Corporate Services.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the first quarter of 2013 totalled $64 million, down from $92 million in the fourth quarter of 2012, and up from $52 million in the first quarter of 2012.

BMO Financial Group First Quarter Report 2013 • 23

Personal and Commercial Banking (P&C)	Table 22

(Canadian $ in millions, except as noted)	Q1-2013	Q1-2012	% Increase (Decrease) vs Q1-2012	Q4-2012	% Increase (Decrease) vs Q4-2012

Net interest income (teb)	1,702	1,754	(3)	1,684	1
Non-interest revenue	613	596	3	616	(1)

Total revenue (teb)	2,315	2,350	(2)	2,300	1
Provision for credit losses	160	218	(26)	221	(28)
Non-interest expense	1,262	1,301	(3)	1,272	(1)

Income before income taxes	893	831	7	807	11
Income taxes (teb)	253	231	9	225	12

Reported net income	640	600	7	582	10

Adjusted net income	656	619	6	600	9

Return on equity (%)	18.7	15.8	2.9	17.9	0.8
Adjusted return on equity (%)	19.1	18.5	0.6	18.4	0.7
Operating leverage (%)	1.5	(7.8)	nm	(1.9)	nm
Adjusted operating leverage (%)	1.2	(6.1)	nm	(2.0)	nm
Efficiency ratio (%) (teb)	54.5	55.4	(0.9)	55.3	(0.8)
Adjusted efficiency ratio (%) (teb)	53.6	54.2	(0.6)	54.2	(0.6)
Net interest margin on earning assets (%) (teb)	3.05	3.34	(0.29)	3.10	(0.05)
Average earning assets ($ billions)	221	209	6	216	2

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)	Table 23

(Canadian $ in millions, except as noted)	Q1-2013	Q1-2012	% Increase (Decrease) vs Q1-2012	Q4-2012	% Increase (Decrease) vs Q4-2012

Net interest income (teb)	1,102	1,116	(1)	1,088	1
Non-interest revenue	461	447	3	470	(2)

Total revenue (teb)	1,563	1,563	-	1,558	-
Provision for credit losses	128	155	(18)	146	(13)
Non-interest expense	813	808	1	810	-

Income before income taxes	622	600	4	602	3
Provision for income taxes (teb)	164	159	3	160	3

Reported net income	458	441	4	442	3

Adjusted net income	461	443	4	444	3

Personal revenue	980	974	1	980	-
Commercial revenue	583	589	(1)	578	1
Operating leverage (%)	(0.7)	(5.4)	nm	(1.2)	nm
Efficiency ratio (%) (teb)	52.0	51.7	0.3	51.9	0.1
Net interest margin on earning assets (%) (teb)	2.65	2.92	(0.27)	2.68	(0.03)
Average earning assets ($ billions)	165	152	8	161	2

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

24 • BMO Financial Group First Quarter Report 2013

Q1 2013 VS Q1 2012

P&C Canada net income of $458 million was up $17 million or 4%. Revenue was unchanged from a year ago, reflecting the combination of higher volumes across most products and lower net interest margin. Net interest margin declined 27 basis points to 2.65% primarily due to lower deposit spreads in the low rate environment and changes in mix, including loan growth exceeding deposit growth.

Provisions for credit losses fell $27 million to $128 million due to a combination of higher recoveries and lower provisions.

Non-interest expense increased by $5 million, reflecting prudent expense management while investing selectively in the business.

In the personal banking segment, revenue increased by $6 million year over year, with higher volumes across most products partially offset by the impact of lower net interest margin. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products but excluding credit cards) increased 9.5% year over year. Total personal lending (excluding credit cards) market share was up 8 basis points. Adjusting for the impact of a peer acquisition in the first quarter of 2013, total personal lending market share was up 39 basis points.

Our goal is to grow market share while remaining attentive to the credit quality of the portfolio. We continue to focus on strengthening the total personal lending business through focused investment and improved productivity in the sales force.

Personal deposit balances increased 3% year over year mainly in retail operating deposits. Market share for personal deposits decreased 27 basis points year over year due to slow growth in term deposits.

In the commercial banking segment, revenue decreased $6 million as the effects of higher volumes across most products were more than offset by the impact of lower net interest margin.

Commercial loan balances increased 9.4% year over year and commercial deposit balances grew 6%. We continue to rank second in Canadian business banking market share of small and medium-size business loans.

Average current loans and acceptances increased $14 billion or 9% from a year ago, and personal and commercial deposits grew $4 billion or 4%.

Q1 2013 vs Q4 2012

Net income increased $16 million or 3% from last quarter driven by lower provisions for credit losses. Revenue increased by $5 million due to higher volumes across most products, offset by the effect of lower net interest margin. Net interest margin decreased 3 basis points, primarily driven by changes in mix, including loan growth exceeding deposit growth, and lower deposit spreads in the low rate environment.

Provisions for credit losses fell $18 million due to lower net provisions across all products.

Non-interest expense increased by $3 million, due to stock-based compensation for employees eligible to retire, which is expensed in the first quarter of each year. We continue to manage expenses prudently while investing selectively in the business.

Personal revenue was essentially unchanged quarter over quarter. Personal lending market share was down 15 basis points. Adjusting for the impact of a peer acquisition in the first quarter of 2013, total personal lending market share was up 16 basis points. Personal deposits market share was down 13 basis points.

Commercial revenue increased by $5 million, driven by higher volumes across most products, partially offset by the effect of lower net interest margin.

Average current loans and acceptances increased $3 billion or 2% from last quarter, while personal and commercial deposits increased $2 billion or 2%.

BMO Financial Group First Quarter Report 2013 • 25

Personal and Commercial Banking U.S. (P&C U.S.)	Table 24

(Canadian $ in millions, except as noted)	Q1-2013	Q1-2012	% Increase (Decrease) vs Q1-2012	Q4-2012	% Increase (Decrease) vs Q4-2012

Net interest income (teb)	600	638	(6)	596	1
Non-interest revenue	152	149	2	146	5

Total revenue (teb)	752	787	(5)	742	1
Provision for credit losses	32	63	(49)	75	(57)
Non-interest expense	449	493	(9)	462	(3)

Income before income taxes	271	231	17	205	32
Provision for income taxes (teb)	89	72	22	65	35

Reported net income	182	159	15	140	31

Adjusted net income	195	176	11	156	26

Operating leverage (%)	4.3	6.8	nm	(3.7)	nm
Adjusted operating leverage (%)	3.9	11.9	nm	(4.1)	nm
Efficiency ratio (%) (teb)	59.8	62.7	(2.9)	62.3	(2.5)
Adjusted efficiency ratio (%) (teb)	57.1	59.6	(2.5)	59.2	(2.1)
Net interest margin on earning assets (%) (teb)	4.21	4.47	(0.26)	4.30	(0.09)
Average earning assets ($ billions)	56	57	-	55	3

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	603	630	(4)	603	-
Non-interest revenue	152	148	3	147	4

Total revenue (teb)	755	778	(3)	750	1
Non-interest expense	451	487	(7)	467	(3)
Reported net income	183	157	17	141	30
Adjusted net income	197	174	13	156	25
Average earning assets (US$ billions)	57	56	2	56	2

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q1 2013 vs Q1 2012 (in U.S. $)

Net income of $183 million increased $26 million or 17% from $157 million in the first quarter a year ago. Adjusted net income was $197 million, up $23 million or 13% from a year ago due to the benefits of reduced expenses and lower provisions for credit losses.

Revenue of $755 million decreased $23 million or 3% from a year ago as higher gains on the sale of newly originated mortgages and increased commercial lending fees were more than offset by the effect of lower net interest margin, a decline in securities gains and lower deposit fees.

Net interest margin decreased by 26 basis points due to lower deposit spreads largely as a result of the low rate environment, as well as a decline in loan spreads.

Provisions for credit losses were $33 million, down from $62 million a year ago due primarily to better credit conditions, resulting in improved recoveries and reversals of previously recorded provisions on loans.

Non-interest expense of $451 million decreased $36 million or 7%. Adjusted non-interest expense of $431 million was $32 million or 7% lower, primarily reflecting the recognition of a litigation expense in the prior year, synergy-related savings in the current quarter and a number of smaller reductions in keeping with our overall efficiency initiative. These were partially offset by the effects of selective investments in the business.

Average current loans and acceptances were unchanged year over year at $51 billion. The core commercial and industrial loan portfolio continues to grow, increasing $3.3 billion or 18% from a year ago. As expected, there were decreases in certain loan portfolios and in our personal loan balances, due in part to the current economic environment and the effects of our continued practice of selling most mortgage originations in the secondary market.

Average deposits increased $1.3 billion or 2% year over year to $60 billion, as growth in our commercial business and in our personal chequing and savings accounts more than offset a decline in higher cost personal money market and time deposit accounts.

Q1 2013 vs Q4 2012 (in U.S. $)

Net income increased $42 million or 30% from the prior quarter. Adjusted net income increased $41 million or 25%. The increase was due to improved revenue, much lower provisions for credit losses and reduced expenses.

Revenue increased $5 million or 1%, due to higher fee revenue on the sale of newly originated mortgages and increases in commercial lending fees. Net interest income was unchanged as commercial loan growth was offset by reduced net interest margin.

Net interest margin decreased by 9 basis points primarily due to lower deposit spreads largely as a result of the low interest rate environment and changes in mix, as loan growth exceeded deposit growth.

Provisions for credit losses were down $43 million from the prior quarter. The prior quarter included additional provisions due to regulatory guidance on changes to impairment classification for certain consumer loans.

Non-interest expense decreased $16 million or 3% from the prior quarter. Adjusted non-interest expense decreased $13

26 • BMO Financial Group First Quarter Report 2013

million or 3%, primarily due to synergy-related savings, partially offset by selective investments in the business.

Average current loans and acceptances grew $0.8 billion or 2% as commercial banking loan growth in key segments was partially offset by decreases in personal banking loans and a reduction in certain other loan portfolios, as expected. Core commercial and industrial loans increased $1.4 billion or 7% from the previous quarter.

Average deposits increased modestly from the prior quarter, as increases in our commercial deposits outpaced decreases in money-market and time-deposit maturities in the low rate environment.

Adjusted results in the foregoing P&C U.S. sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Private Client Group (PCG)	Table 25

(Canadian $ in millions, except as noted)	Q1-2013	Q1-2012	% Increase (Decrease) vs Q1-2012	Q4-2012	% Increase (Decrease) vs Q4-2012
Net interest income (teb)	137	166	(17)	133	3
Non-interest revenue	642	531	21	652	(2)

Total revenue (teb)	779	697	12	785	(1)
Provision for credit losses	2	5	(52)	11	(79)
Non-interest expense	569	558	2	562	1

Income before income taxes	208	134	55	212	(2)
Provision for income taxes (teb)	45	30	53	48	(9)

Reported net income	163	104	56	164	-

Adjusted net income	169	109	54	169	-

Return on equity (%)	23.2	19.6	3.6	29.4	(6.2)
Adjusted return on equity (%)	24.1	20.5	3.6	30.3	(6.2)
Operating leverage (%)	9.8	(12.2)	nm	5.8	nm
Efficiency ratio (%) (teb)	73.0	80.1	(7.1)	71.6	1.4
Adjusted efficiency ratio (%) (teb)	71.9	79.1	(7.2)	70.7	1.2
Net interest margin on earning assets (%) (teb)	2.90	3.83	(0.93)	2.85	0.05
Average earning assets ($ billions)	18.8	17.2	9	18.6	1

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	172	191	(10)	170	1
Non-interest expense	143	139	3	141	2
Reported net income	19	31	(41)	13	59
Adjusted net income	24	34	(33)	16	50
Average earning assets ($ billions)	2.6	3.0	(12)	2.8	(7)

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q1 2013 vs Q1 2012

Net income was $163 million, up $59 million or 56% from a year ago. Adjusted net income was $169 million, up $60 million or 54% from a year ago. Adjusted net income in PCG, excluding Insurance, was $105 million, up $8 million or 8% from a year ago. Results reflect higher revenue, driven by growth in client assets and focused cost management. The prior year’s results benefited from higher than usual asset management revenue from a strategic investment. Adjusted net income in Insurance was $64 million, up $52 million, as revenues improved due to the significantly reduced impact of movements in long-term interest rates in the current quarter relative to a year ago and continued business growth in both creditor and life insurance businesses.

Revenue was $779 million, up $82 million or 12% from a year ago. Revenue in PCG, excluding Insurance, was up 2% from a year ago and Insurance revenue was up significantly, due to the factors mentioned above.

Non-interest expense was $569 million, up $11 million or 2%. Adjusted non-interest expense was $561 million, up $10 million or 2% due to higher revenue-based costs in line with revenue performance.

The adjusted Efficiency ratio of 71.9% improved significantly by 720 basis points from the prior year, reflecting the combination of higher revenue, driven by Insurance and growth in client assets, as well as a focus on productivity.

Assets under management and administration grew by $44 billion or 10% from a year ago to $479 billion, due to market appreciation and new client assets.

Q1 2013 vs Q4 2012

Net income and adjusted net income were relatively unchanged from the fourth quarter. Adjusted net income in PCG, excluding Insurance, increased $12 million or 14%. Adjusted Insurance net income decreased $12 million or 16%, as the prior quarter’s revenue included the favourable impact of the annual review of actuarial assumptions.

Revenue decreased $6 million or 1% from the prior quarter. PCG revenue, excluding Insurance, increased 2%, driven by growth in client assets as market conditions improved. Insurance revenue decreased 18% from the prior quarter, mainly due to the factors mentioned above.

Adjusted non-interest expense increased $6 million or 1%. The current quarter’s results included higher stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, and lower initiative spending compared to the prior quarter.

BMO Financial Group First Quarter Report 2013 • 27

Assets under management and administration grew by $14 billion or 3% due to market appreciation and new client assets.

Adjusted results in the foregoing PCG sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Capital Markets	Table 26

(Canadian $ in millions, except as noted)	Q1-2013	Q1-2012	% Increase (Decrease) vs Q1-2012	Q4-2012	% Increase (Decrease) vs Q4-2012
Net interest income (teb)	298	290	3	271	10
Non-interest revenue	606	485	25	630	(4)
Total revenue (teb)	904	775	17	901	-
Provision for credit losses	(15)	(9)	(69)	(4)	(+100)
Non-interest expense	515	484	6	521	(1)
Income before income taxes	404	300	35	384	5
Provision for income taxes (teb)	94	76	26	70	36
Reported net income	310	224	38	314	(2)
Adjusted net income	310	224	38	315	(2)
Trading Products revenue	538	514	5	585	(8)
Investment and Corporate Banking revenue	366	261	40	316	16
Return on equity (%)	21.3	19.8	1.5	27.2	(5.9)
Operating leverage (%)	10.3	(18.4)	nm	22.8	nm
Efficiency ratio (%) (teb)	56.9	62.4	(5.5)	57.8	(0.9)
Net interest margin on earning assets (%) (teb)	0.59	0.62	(0.03)	0.55	0.04
Average earning assets ($ billions)	201	186	8	196	2
U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	290	247	17	265	9
Non-interest expense	212	201	6	221	(4)
Reported net income	84	41	+100	29	+100
Average earning assets (US$ billions)	74	69	7	73	1

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q1 2013 vs Q1 2012

Net income was $310 million, an increase of $86 million or 38% from the previous year. A strong focus on clients and a more favourable market environment resulted in strength across our businesses for the quarter. ROE was 21.3%, up from 19.8% a year ago. Our U.S. segment also benefited from a recovery of prior periods’ income taxes.

Revenue increased $129 million or 17% to $904 million, driven by higher non-interest revenue, which included a significant improvement in mergers and acquisitions and debt underwriting fees. Interest and equity trading revenues also improved. The weaker U.S. dollar decreased revenue by $7 million relative to a year ago.

In line with higher revenue, non-interest expense increased $31 million or 6%, mainly due to higher employee compensation costs, coupled with higher support costs. The weaker U.S. dollar decreased expense by $3 million relative to a year ago.

Q1 2013 vs Q4 2012

This quarter’s results were very strong, declining a modest $4 million or 2% from the previous quarter.

Revenue was $3 million higher, reflecting increased investment banking activity, primarily in mergers and acquisitions and debt underwriting, offset by a decline in trading revenues.

Non-interest expense decreased $6 million or 1% mainly due to lower employee compensation. This decrease was lowered by stock-based compensation costs for employees eligible to retire, which are recognized in the first quarter of the year.

There was a lower income tax recovery in the current quarter. The current quarter results benefited from a recovery of prior periods’ income taxes in the U.S. segment. The prior quarter benefited from a larger tax recovery in the Canadian segment.

28 • BMO Financial Group First Quarter Report 2013

Corporate Services, Including Technology and Operations	Table 27

(Canadian $ in millions, except as noted)	Q1-2013	Q1-2012	% Increase (Decrease) vs Q1-2012	Q4-2012	% Increase (Decrease) vs Q4-2012
Net interest income before group teb offset	143	160	(11)	149	(4)
Group teb offset	(64)	(52)	(24)	(92)	30
Net interest income (teb)	79	108	(28)	57	38
Non-interest revenue	4	187	(98)	133	(97)
Total revenue (teb)	83	295	(72)	190	(57)
Provision for (recovery of) credit losses	31	(73)	+100	(36)	+100
Non-interest expense	244	211	16	346	(30)
Profit (loss) before income taxes	(192)	157	(+100)	(120)	(59)
Provision for (recovery of) income taxes (teb)	(127)	(24)	(+100)	(142)	11
Reported net income (loss)	(65)	181	(+100)	22	(+100)
Adjusted Results
Adjusted total revenue (teb)	(137)	(79)	(77)	(66)	(+100)
Adjusted provision for (recovery of) credit losses	(51)	(123)	58	(115)	55
Adjusted non-interest expense	149	69	+100	115	29
Adjusted net income (loss)	(94)	20	(+100)	41	(+100)
Corporate Services Provision for (Recovery of) Credit Losses
Impaired real estate loan portfolio	8	19	(58)	17	(53)
Purchased credit impaired loans	(59)	(142)	58	(132)	55
Provision for (recovery of) credit losses, adjusted basis	(51)	(123)	59	(115)	56
Collective provision	-	19	(100)	(24)	100
Purchased performing loans	82	31	+100	103	(20)
Provision for (recovery of) credit losses, reported basis	31	(73)	+100	(36)	+100
Average loans and acceptances	1,189	2,186	(46)	1,397	(15)
Period-end loans and acceptances	1,054	2,122	(50)	1,314	(20)
U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	116	208	(44)	179	(35)
Provision for (recovery of) credit losses	24	(103)	+100	(69)	+100
Non-interest expense	139	98	40	196	(29)
Provision for (recovery of) income taxes (teb)	(36)	59	(+100)	(16)	(+100)
Reported net income (loss)	(11)	154	(+100)	68	(+100)
Adjusted total revenue (teb)	(96)	(24)	(+100)	(7)	(+100)
Adjusted provision for (recovery of) credit losses	(55)	(123)	55	(116)	53
Adjusted non-interest expense	47	(2)	+100	31	52
Adjusted net income (loss)	(36)	84	(+100)	84	(+100)

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations.

Corporate Units provides enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), and only minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios and the recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio. Corporate Services reported results also reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is recorded in the operating groups.

Financial Performance Review

Corporate Services’ net loss for the quarter was $65 million, compared with net income of $181 million a year ago. Corporate Services’ results reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. As discussed above, these adjusting items are not reflective of core operating results.

The adjusted net loss in the first quarter of 2013 was $94 million, compared with adjusted net income of $20 million a year ago. Adjusted expenses were $80 million higher primarily due to increased benefit costs including pension costs, the timing of technology investment spending and higher severance costs. Adjusted recoveries of credit losses decreased $72 million due to an $83 million reduction in the recoveries on the M&I purchased credit impaired loan portfolio. Adjusted revenues decreased $58 million due to lower securities gains, a higher group teb offset and lower revenue from a variety of items, including treasury-related items, none of which were individually significant.

BMO Financial Group First Quarter Report 2013 • 29

Corporate Services net loss was $65 million in the current quarter, compared with net income of $22 million in the fourth quarter. The adjusted net loss was $94 million, compared with adjusted net income of $41 million. Adjusted revenues were $71 million lower due to a variety of items, including treasury-related items, none of which were individually significant. Adjusted recoveries of credit losses decreased $64 million, reflecting a $73 million reduction in recoveries of provisions for credit losses on the M&I purchased credit impaired loan portfolio. Adjusted expenses were $34 million higher, mainly due to higher benefit costs and higher performance-based compensation in respect of employees eligible to retire, which are both typically higher in the first quarter of each year.

Loans and acceptances at the end of the current quarter were $1,054 million, down $1,068 million from the prior year and $260 million from the preceding quarter, reflecting run-off in the impaired real-estate-secured loan portfolio.

Adjusted results in the foregoing Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

30 • BMO Financial Group First Quarter Report 2013

Non-GAAP Measures (1)	Table 28

(Canadian $ in millions, except as noted)	Q1-2013	Q4-2012	Q1-2012
Reported Results
Revenue	4,081	4,176	4,117
Non-interest expense	(2,590)	(2,701)	(2,554)
Pre-provision, pre-tax earnings	1,491	1,475	1,563
Provision for credit losses	(178)	(192)	(141)
Provision for income taxes	(265)	(201)	(313)
Net Income	1,048	1,082	1,109
Reported Measures (% except as noted)
EPS ($)	1.53	1.59	1.63
Net income growth	(5)	41	34
EPS growth	(6)	43	22
Revenue growth	(1)	9	19
Non-interest expense growth	1	11	24
Efficiency ratio	63.5	64.7	62.0
Operating leverage	(2.3)	(1.7)	(5.4)
Return on equity	14.9	15.6	17.2
Adjusting Items (Pre-tax)
Credit-related items on the M&I purchased performing loan portfolio (2)	128	57	184
M&I integration costs (3)	(92)	(153)	(70)
Amortization of acquisition-related intangible assets (3)	(31)	(34)	(34)
Decrease (increase) in the collective allowance for credit losses	-	49	-
Run-off structured credit activities (4)	7	67	136
Restructuring costs (3)	-	(74)	(68)
Adjusting items included in reported pre-tax income	12	(88)	148
Adjusting Items (After tax)
Credit-related items on the M&I purchased performing loan portfolio	79	35	114
M&I integration costs	(57)	(95)	(43)
Amortization of acquisition-related intangible assets	(22)	(24)	(24)
Decrease (increase) in the collective allowance for credit losses	-	27	-
Run-off structured credit activities	7	67	136
Restructuring costs	-	(53)	(46)
Adjusting items included in reported after-tax net income	7	(43)	137
EPS ($)	0.01	(0.06)	0.21
Adjusted Results (1)
Revenue	3,861	3,920	3,743
Non-interest expense	(2,464)	(2,436)	(2,378)
Pre-provision, pre-tax earnings	1,397	1,484	1,365
Provision for credit losses	(96)	(113)	(91)
Provision for income taxes	(260)	(246)	(302)
Adjusted net Income	1,041	1,125	972
Adjusted Measures (% except as noted) (1)
EPS ($)	1.52	1.65	1.42
Net income growth	7	35	19
EPS growth	7	38	8
Revenue growth	3	7	9
Non-interest expense growth	4	4	16
Efficiency ratio	63.8	62.2	63.5
Operating leverage	(0.4)	2.7	(7.6)
Return on equity	14.8	16.3	15.0

(1)	Adjusted results in this table are non-GAAP amounts or non-GAAP measures.
(2)	Comprised of $210 million of net interest income and $82 million of specific provisions for credit losses in Q1-2013; $185 million of net interest income, $103 million of specific provisions for credit losses and $25 million of collective provisions in Q4-2012; and $234 million of net interest income, $31 million of specific provisions for credit losses and $19 million of collective provisions in Q1-2012.
(3)	Included in non-interest expense.
(4)	Substantially all included in trading revenue, in non-interest revenue.

BMO Financial Group First Quarter Report 2013 • 31

Non-GAAP Measures (Cont’d.)

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 28. Management assesses performance on both a reported and an adjusted basis and considers both bases to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusted Net Income section.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions, including the amortization of acquisition-related intangible assets, and these expenses have been designated as adjusting items because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired business have been designated as adjusting items due to the significance of the amounts and the fact that they can affect trend analysis. Certain other items have also been designated as adjusting items due to their effects on trend analysis. These include changes in the collective allowance and credit-related amounts in respect of the acquired M&I performing loan portfolio, structured credit run-off activities and restructuring costs.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value.

Pre-provision, pre-tax earnings is considered a useful measure of performance because it excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In the first quarter of 2013, adjusting items increased reported net income by $7 million after tax, comprised of a $79 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $210 million in net interest income, net of an $82 million provision for credit losses and related income taxes of $49 million); costs of $92 million ($57 million after tax) for the integration of the acquired business; a $31 million ($22 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; and a benefit on run-off structured credit activities of

$7 million before and after tax primarily included in trading revenue. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($3 million after tax); P&C U.S. $20 million ($13 million after tax); and Private Client Group $8 million ($6 million after tax).

In the fourth quarter of 2012, adjusting items decreased net income by $43 million after-tax, comprised of a $35 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio (including $185 million in net interest income, net of a $128 million provision for credit losses and related income taxes of $22 million); costs of $153 million ($95 million after tax) for the integration of the acquired business; a $34 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; an increase in the collective allowance for credit losses of $49 million ($27 million after tax); the benefit from run-off structured credit activities of $67 million before and after tax; and a restructuring charge of $74 million ($53 million after tax). Adjusting items were included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $24 million ($16 million after tax); and Private Client Group $7 million ($6 million after tax).

In the first quarter of 2012, adjusting items increased reported net income by $137 million after tax, comprised of a $114 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $234 million in net interest income, net of a $50 million provision for credit losses and related income taxes of $70 million); costs of $70 million ($43 million after tax) for the integration of the acquired business; a $34 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a benefit of $136 million before and after tax from the results of run-off structured credit activities, primarily included in trading revenue; and a restructuring charge of $68 million ($46 million after tax). Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $24 million ($17 million after tax); and Private Client Group $7 million ($5 million after tax).

Our complete First Quarter 2013 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2013, is available online at www.bmo.com/investorrelations and at www.sedar.com.

32 • BMO Financial Group First Quarter Report 2013

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2012 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 26, 2013, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 28, 2013, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 1254867.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price

November 2012 $59.22

December 2012 $60.98

January 2013 $64.11

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at

www.bmo.com

® Registered trademark of Bank of Montreal

Annual Meeting 2013 The Annual Meeting of Shareholders will be held on Wednesday, April 10, 2013, in Saskatoon, Saskatchewan.